Exhibit 99.1

Q1 2021

FIRST QUARTER REPORT

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

VERMILION
ENERGY

INTERNATIONALLY DIVERSIFIED | FREE CASH FLOW FOCUSED

VERMILION ENERGY

Front Cover Theme

This year’s front cover photo was taken at one of Vermilion’s field offices in southern France. It represents the seeds of our international expansion in 1997, which was a major pillar of our free cash flow-generating business model, and our commitment to ESG matters of importance. Vermilion prioritizes health, safety and the environment in all of our operations – and we take this even further. Partnering with our stakeholders to enrich the lives of the people in the communities where we live and work is fundamental in our approach to what we do every day, and has been a focus for more than two decades.

The photo also represents a return to a more conservative approach to executing our business model, as we did with subsequent international expansions. This provides a renewed focus on our core business principles, which are (i) maintaining a strong balance sheet with low leverage; (ii) managing a total payout ratio of less than 100%; (iii) consistently delivering results that meet or exceed expectations; (iv) protecting equity to minimize dilution; and (v) maintaining a strong corporate culture. These principles were implemented when Vermilion started paying a distribution as an energy trust in 2003, and will shepherd us to providing long-term value creation for our shareholders moving forward.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

Vermilion Energy Inc. ■ Page 1 ■ 2021 First Quarter Report

Abbreviations

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
GJ	gigajoules
LSB	light sour blend crude oil reference price
mbbls	thousand barrels
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point.
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
tCO2e	tonnes of carbon dioxide equivalent
TTF	the price for natural gas in the Netherlands, quoted in megawatt hours of natural gas, at the Title Transfer Facility Virtual Trading Point
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

Vermilion Energy Inc. ■ Page 2 ■ 2021 First Quarter Report

Highlights

•	Fund flows from operations ("FFO")(1) was $162 million in Q1 2021, an increase of 20% from the prior quarter. The increase was primarily due to higher commodity prices, most notably global crude oil and European natural gas benchmarks, which represent our two most dominant products from a revenue generating perspective.

•	We generated $79 million of free cash flow (“FCF”)(1) in Q1 2021 after investing $83 million in exploration and development (“E&D”) capital expenditures, resulting in a payout ratio of 56% including reclamation and abandonment expenditures.

•	Net debt at the end of Q1 2021 was just under $2.0 billion, representing a 5% decrease compared to year-end 2020. We have reduced the amount outstanding under our revolving credit facility by over $190 million or 11% since Q2 2020.

•	Production in Q1 2021 averaged 86,276 boe/d(2), a decrease of 2% from the prior quarter and slightly above the upper-end of our annual guidance range of 83,000 to 85,000 boe/d. The quarter-over-quarter decrease was primarily due to natural decline, partially offset by higher production in Australia and Germany as a result of better operational uptime.

•	Production from our North American assets averaged 56,780 in Q1 2021, a decrease of 3% from the prior quarter primarily due to natural decline and cold weather related downtime during February. The Q1 2021 drilling campaign was focused on drilling condensate-rich Mannville natural gas wells in west-central Alberta, where we drilled ten (9.7 net) wells and completed 15 (14.7 net) wells during the first quarter. The overall results from this drilling program were in line with expectations, and these wells are expected to be strong contributors of production volumes in Q2 2021.

•	Production from our International assets averaged 29,496 in Q1 2021, an increase of 1% from the prior quarter primarily due to higher production in Australia and Germany, which offset natural declines in our other International operating areas. We drilled three wells in Europe during the first quarter, comprised of one (0.5 net) well in the Netherlands, one (1.0 net) well in Hungary and one (1.0 net) well in Croatia.

•	In the Netherlands, we successfully drilled the Blesdijke natural gas well (0.5 net), which encountered 38 meters of combined net pay from three separate formations and is expected to be brought on production later this year. We also initiated production from the Weststellingwerf (0.5 net) well at the beginning of the year to take advantage of strong European natural gas prices.

•	As part of our progression towards developing a comprehensive, long-term environmental, social and governance ("ESG") strategy, we have established two new emissions-related targets. The first is our commitment to net zero emissions in our own operations, including Scope 1 and Scope 2 emissions, by 2050. To achieve this we will be setting shorter-term targets every five years, with the initial target to reduce Scope 1 emissions from our operations by 15 to 20% by 2025, using a baseline year of 2019.

(1)	Non-GAAP Financial Measure. Please see the “Non-GAAP Financial Measures” section of the accompanying Management’s Discussion and Analysis.

(2)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Vermilion Energy Inc. ■ Page 3 ■ 2021 First Quarter Report

($M except as indicated)	Q1 2021	Q4 2020	Q1 2020
Financial
Petroleum and natural gas sales	368,137	316,198	328,314
Fund flows from operations	162,051	135,212	170,225
Fund flows from operations ($/basic share) (1)	1.02	0.85	1.09
Fund flows from operations ($/diluted share) (1)	1.00	0.85	1.09
Net earnings (loss)	499,964	(57,707)	(1,318,504)
Net (loss) earnings ($/basic share)	3.15	(0.36)	(8.42)
Capital expenditures	83,363	59,894	233,704
Acquisitions	393	4,821	11,337
Asset retirement obligations settled	7,023	7,271	3,732
Cash dividends ($/share)	—	—	0.575
Dividends declared	—	—	90,067
% of fund flows from operations	—%	—%	53%
Payout (1)	90,386	67,165	319,858
% of fund flows from operations	56%	50%	188%
Free Cash Flow (1)	78,688	75,318	(63,479)
Net debt	1,996,675	2,105,983	2,155,623
Net debt to four quarter trailing fund flows from operations	4.04	4.19	2.61
Operational
Production (2)
Crude oil and condensate (bbls/d)	39,204	40,555	44,881
NGLs (bbls/d)	8,074	8,627	8,022
Natural gas (mmcf/d)	233.98	232.00	265.51
Total (boe/d)	86,276	87,848	97,154
Average realized prices
Crude oil and condensate ($/bbl)	71.09	55.31	58.66
NGLs ($/bbl)	29.39	19.20	8.92
Natural gas ($/mcf)	5.51	4.13	2.94
Production mix (% of production)
% priced with reference to WTI	38%	40%	39%
% priced with reference to Dated Brent	18%	17%	17%
% priced with reference to AECO	28%	27%	27%
% priced with reference to TTF and NBP	16%	16%	17%
Netbacks ($/boe)
Operating netback (1)	25.58	19.67	22.02
Fund flows from operations netback	21.66	16.50	18.85
Operating expenses	12.86	13.00	13.41
General and administration expenses	1.57	2.27	1.47
Average reference prices and foreign exchange rates
WTI (US $/bbl)	57.84	42.66	46.17
Edmonton Sweet index (US $/bbl)	52.60	38.59	38.59
Saskatchewan LSB index (US $/bbl)	52.82	38.96	38.41
Dated Brent (US $/bbl)	60.90	44.23	50.26
AECO ($/mcf)	3.15	2.64	2.03
NBP ($/mcf)	8.70	6.99	4.32
TTF ($/mcf)	8.27	6.63	4.23
CDN $/US $	1.27	1.30	1.34
CDN $/Euro	1.53	1.55	1.48
Share information ('000s)
Shares outstanding - basic	159,349	158,724	157,020
Shares outstanding - diluted (1)	166,018	165,396	160,425
Weighted average shares outstanding - basic	158,892	158,561	156,562
Weighted average shares outstanding - diluted (1)	161,397	158,561	156,562

(1)      The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the “Non-GAAP Financial Measures” section of the accompanying Management’s Discussion and Analysis.

(2)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Vermilion Energy Inc. ■ Page 4 ■ 2021 First Quarter Report

Message to Shareholders

Vermilion is off to a strong start in 2021. We successfully executed an $83 million capital program during the first quarter, completing our winter drilling program in Canada and the majority of our planned drilling for the year in Europe. Production in the first quarter was in-line with our forecasts and averaged 86,276 boe/d(2), coming in above the upper-end of our annual guidance range of 83,000 to 85,000 boe/d. With approximately 55% of our production base comprised of crude oil and liquids, we were able to take advantage of the strong recovery in global crude oil prices, which increased by over 35% in Q1 2021 compared to the prior quarter. We were also able to take advantage of stronger prices for European natural gas (approximately 17% of our production base) which averaged over $8/mcf during the quarter. The strong recovery in crude oil and European natural gas prices contributed to a 20% quarter-over-quarter increase in fund flows from operations ("FFO")(1) to $162 million, resulting in $79 million of free cash flow (“FCF”)(1). We allocated the majority of our FCF to debt reduction, resulting in a 5% decrease in our net debt compared to year-end 2020.

We successfully executed our winter drilling program in Canada despite some extreme cold weather experienced in February. This program was focused on condensate-rich Mannville natural gas wells in Alberta, which continues to deliver strong results. With all wells now tied in, we expect to see a positive production contribution in Q2 2021 from this campaign. In the Netherlands, we drilled the first of two planned wells, with the first well (0.5 net) encountering natural gas in three separate formations. We expect to tie-in this well, in addition to drilling a second well in the Netherlands later this year. In North America, we will shift our focus to the United States and Saskatchewan in Q2 2021. We are utilizing one of the existing crews that worked on our winter drilling campaign in Canada to complete our four (4.0 net) well program in the United States. As part of our transition to a more level-loaded capital program, we scheduled our drilling program to align with the most optimal drilling windows within our respective operating areas and to maximize the profitability of our barrels. We believe this approach will result in better overall capital and operational efficiencies and a more manageable production base moving forward.

The economic outlook has significantly improved compared to what we were facing at this time last year. As the global economy continues to recover from the devastating impacts of the COVID-19 pandemic, we are starting to see increased demand for oil and natural gas, which is being reflected in higher benchmark prices for these commodities. While we are only one quarter through the year, we are pleased with the execution of our capital program to date and are optimistic about the prospects for the balance of the year. We continue to identify and implement cost and operating efficiencies across our business and will continue to drive this initiative going forward. We are beginning to make meaningful progress towards our debt reduction targets, having reduced the amount outstanding under our revolving credit facility by over $190 million or 11% since Q2 2020. Debt reduction remains a priority as we are committed to ultimately achieving our debt-to-cash flow leverage target of 1.5 times or less. Based on the current forward strip, we continue to forecast FCF in excess of $350 million for 2021 while also retaining significant leverage to rising commodity prices. We would like to thank our shareholders for their continued support and look forward to providing further updates as the year progresses.

Q1 2021 Operations Review

North America

Production from our North American assets averaged 56,780 in Q1 2021, a decrease of 3% from the prior quarter primarily due to natural decline and cold weather related downtime during February. Following a relatively inactive second half of 2020, we recommenced our North American drilling activities late in Q4 2020 and continued the program through Q1 2021. The Q1 2021 campaign was focused on drilling condensate-rich Mannville natural gas wells in west-central Alberta. We drilled ten (9.7 net) Mannville wells and completed 15 (14.7 net) Mannville wells during the first quarter, of which 13 (13.0 net) wells were brought on production during the quarter. The remaining wells will be brought on production in Q2 2021. The overall results from this drilling program were in line with expectations, and these wells are expected to be strong contributors of production volumes for the Canadian business unit in Q2 2021.

During the first quarter, our United States business unit focused on well optimization work and preparation activities in advance of the four (4.0 net) well drilling program planned for Q2 2021. After the completion of our Canadian program, we moved one of our experienced drilling crews to Wyoming to execute our United States program which commenced at the beginning of April. We believe utilizing a “warm crew” not only improves the overall efficiency of our drilling program but also aligns with our transition to a more level-loaded capital program by spreading the work over a longer time period and optimizing the drilling seasons in our operating areas.

International

Production from our International assets averaged 29,496 in Q1 2021, an increase of 1% from the prior quarter primarily due to higher production in Australia and Germany, which offset natural declines in our other International operating areas. Our Australian operations benefited from the absence of planned maintenance activity and minimal unplanned downtime during the quarter, despite a relatively active cyclone season. Similarly, our Germany operation benefited from minimal third-party downtime during the quarter and continued focus on well optimization.

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We drilled three wells in Europe during the first quarter, comprised of one (0.5 net) well in the Netherlands, one (1.0 net) well in Hungary and one (1.0 net) well in Croatia. In the Netherlands, we successfully drilled the Blesdijke natural gas well (0.5 net) and encountered 38 meters of combined net pay from three separate formations (Vlieland, Zechstein and Rotliegend). The well was completed subsequent to the end of the first quarter and we expect to bring production on from the Vlieland and Zechstein later this year. The Rotliegend zone will be tested and brought on production following receipt of the production permit, which we expect to receive in 2022. We also started production from the Weststellingwerf (0.5 net) well at the start of the year to take advantage of strong European natural gas prices. The well has exceeded our expectations and contributed an incremental 300 boe/d during the first quarter.

Our drilling campaign in Central and Eastern Europe ("CEE") did not deliver the results we were expecting as neither well encountered commercial hydrocarbons. The Hungarian well was targeting an oil prospect on our Kardarkut license, which is adjacent to a competitor’s producing oil field. Although no hydrocarbons were encountered in our first well, this license block has two different play types and the main play remains unaffected and still holds considerable resource potential. The Croatian well was a commitment well on an expiring exploration block which we have now relinquished; however, we still have over one million acres of undeveloped land in Croatia on which a number of high impact prospects have been identified. A 3-D seismic program is underway on a portion of these lands with additional seismic planned prior to the next drilling program in this country. The execution of this two well program in CEE has enhanced our geological knowledge of this region, which will contribute to future programs. In other developments, we continued to advance the planning and design work for the Croatian gas plant on the SA-10 block in preparation for the tie-in of the two successful gas wells drilled previously.

In France, we successfully transitioned our Paris Basin oil production from pipeline delivery to trucking following the conversion of the Total Grandpuits refinery mid-way through the quarter. The transition was executed without any disruption to our operations, with the majority of our Paris Basin production now being delivered to the Total Le Havre refinery in northwest France and our Parentis facility which delivers crude to various refineries throughout Europe from the Ambes terminal in southwest France. While the transition from pipeline delivery to trucking has been successful to date, we will continue to evaluate other shipping options in order to optimize operations.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of April 26, 2021, we have 50% of our expected net-of-royalty production hedged for the first half of 2021. With respect to individual commodity products, we have hedged 67% of our European natural gas production, 44% of our oil production, and 50% of our North American natural gas volumes for the first half of 2021, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link: https://www.vermilionenergy.com/invest-with-us/hedging.cfm.

Sustainability

As the external focus on environmental, social and governance ("ESG") matters and the energy transition continues to increase, particularly in the lead-up to the Conference of the Parties (COP 26) in November 2021, we are progressing the development of our comprehensive, long-term ESG strategy, based on the leadership position we have established in sustainability in the mid-cap energy space for more than a decade. This progress is reflected in our announcement today of two new emissions-related targets. The first is our commitment to net zero emissions in our own operations, including Scope 1 and Scope 2 emissions, by 2050. This aligns with the objectives of many of our key stakeholders, including our governments and regulators, investors and communities. We are transparent that this is an aspirational goal, and that we will build the plan to achieve this target over time. There are significant inherent uncertainties in how the energy transition will accelerate over the next three decades. Our intention is to manage these by focusing on responsible production of essential oil and natural gas for as long as these forms of energy are needed, while developing opportunities in other areas that are an economic and synergistic fit for our business.

We also recognize the need to develop a clear pathway to our net zero goal. As the first step, we have set a second target, to reduce Scope 1 emissions from our operations by 15 to 20% by 2025, using a baseline year of 2019. This will be achieved, starting with our business units with higher emissions intensities, with an initial focus on efficiency, including process changes, venting reductions, instrumentation upgrades from gas to air and power efficiency options, along with improved metering and field measurements. Going forward, we will be setting new targets every five years, building on this foundation while exploring broader options. Our fully updated ESG strategy is expected to be in place by mid-2021. For more information on Vermilion's track record and performance on ESG related matters, please refer to our Sustainability micro-site using the following link: https://sustainability.vermilionenergy.com/.

Board of Directors

Loren Leiker, who joined Vermilion’s Board in 2012, will not be standing for re-election to our Board of Directors at the upcoming AGM. In addition to his contribution to Vermilion as a Board member, Loren also provided valuable insight into, and guidance of, our conventional and unconventional new ventures initiatives. We want to thank Loren for his intelligent and constructive counsel to Vermilion over these past nine years and provide him with all of our best wishes in his retirement.

Vermilion Energy Inc. ■ Page 6 ■ 2021 First Quarter Report

(Signed “Lorenzo Donadeo”)	(Signed “Curtis Hicks”)

Lorenzo Donadeo	Curtis Hicks
Executive Chairman	President
April 28, 2021	April 28, 2021

(1)	Non-GAAP Financial Measure. Please see the “Non-GAAP Financial Measures” section of the accompanying Management’s Discussion and Analysis.

(2)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

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Management's Discussion and Analysis

The following is Management’s Discussion and Analysis (“MD&A”), dated April 28, 2021, of Vermilion Energy Inc.’s (“Vermilion”, “we”, “our”, “us” or the “Company”) operating and financial results as at and for the three months ended March 31, 2021 compared with the corresponding periods in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 and the audited consolidated financial statements for the years ended December 31, 2020 and 2019, together with the accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board ("IASB").

This MD&A includes references to certain financial and performance measures which do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS"). These measures include:

•	Fund flows from operations: Fund flows from operations is a measure of profit or loss in accordance with IFRS 8 “Operating Segments”. Please see "Segmented Information" in the "Notes to the Condensed Consolidated Interim Financial Statements" for a reconciliation of fund flows from operations to net earnings. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.
•	Free cash flow: Represents fund flows from operations in excess of capital expenditures. We use free cash flow to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures. We also assess free cash flow as a percentage of fund flows from operations, which is a measure of the percentage of fund flows from operations that is retained for incremental investing and financing activities.
•	Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements". Net debt is comprised of long-term debt plus current liabilities less current assets and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes non-current lease obligations which are secured by a corresponding right-of-use asset. Please see "Capital disclosures" in the "Notes to the Condensed Consolidated Interim Financial Statements" for additional information.
•	Netbacks: Netbacks are per boe and per mcf performance measures used in the analysis of operational activities. We assess netbacks both on a consolidated basis and on a business unit basis in order to compare and assess the operational and financial performance of each business unit versus other business units and also versus third party crude oil and natural gas producers.

In addition, this MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to “Non-GAAP Financial Measures”.

Product Type Disclosure

Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas".

In addition, in Supplemental Table 4 "Production", Vermilion provides a reconciliation from total production volumes to product type and also a reconciliation of "crude oil and condensate" and "NGLs" to the product types "light crude oil and medium crude oil" and "natural gas liquids".

Production volumes reported are based on quantities as measured at the first point of sale.

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Guidance

On January 18, 2021, we released our 2021 capital budget and associated production guidance, which reflects a more level-loaded capital program compared to the prior year.

The following table summarizes our guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2021 Guidance
2021 Guidance	January 18, 2021	300	83,000 to 85,000

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Vermilion's Business

Vermilion is a Calgary, Alberta based international oil and gas producer focused on the acquisition, exploration, development, and optimization of producing properties in North America, Europe, and Australia. We manage our business through our Calgary head office and our international business unit offices.

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Consolidated Results Overview

	Q1 2021	Q1 2020	Q1/21 vs. Q1/20
Production (1)
Crude oil and condensate (bbls/d)	39,204	44,881	(13)%
NGLs (bbls/d)	8,074	8,022	1%
Natural gas (mmcf/d)	233.98	265.51	(12)%
Total (boe/d)	86,276	97,154	(11)%
Build (draw) in inventory (mbbls)	282	(191)
Financial metrics
Fund flows from operations ($M)	162,051	170,225	(5)%
Per share ($/basic share)	1.02	1.09	(6)%
Net earnings (loss) ($M)	499,964	(1,318,504)	N/A
Per share ($/basic share)	3.15	(8.42)	N/A
Free cash flow	78,688	(63,479)	N/A
Net debt ($M)	1,996,675	2,155,623	(7)%
Activity
Capital expenditures ($M)	83,363	233,704	(64)%
Acquisitions ($M)	393	11,337
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

Financial performance review

Q1 2021 vs. Q1 2020

•	We recorded net earnings of $500.0 million ($3.15/basic share) for Q1 2021 compared to a net loss of $1,318.5 million ($8.42/basic share) in Q1 2020. The increase was primarily driven by an impairment reversal of $662.9 million in Q1 2021 compared to impairment charges of $1,564.9 million in Q1 2020.

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•	We generated fund flows from operations of $162.1 million in Q1 2021, a decrease from $170.2 million in Q1 2020 primarily as a result of lower sales volumes due to natural declines and lower liftings in Australia. This was partially offset by higher commodity prices as our consolidated realized price per boe increased from $36.35/boe in Q1 2020 to $49.20/boe in Q1 2021.

Production review

Q1 2021 vs. Q1 2020

•	Consolidated average production of 86,276 boe/d in Q1 2021 represented a decrease of 11% from Q1 2020 production of 97,154 boe/d. Production decreases were mainly in Canada of 7,130 boe/d, in Ireland of 1,206 boe/d, and in the Netherlands of 1,137 boe/d primarily attributable to natural decline.

Activity review
•	For the three months ended March 31, 2021, capital expenditures of $83.4 million were incurred.
•	In our North America core region, capital expenditures of $59.1 million were incurred during Q1 2021. In Canada, $54.3 million was incurred primarily related to drilling and completions activity where we drilled ten (9.7 net) Mannville wells and completed 15.0 (14.7 net) Mannville wells.
•	In our International core region, capital expenditures of $24.3 million were incurred during Q1 2021. Our activities internationally included the drilling of 1.0 (0.5 net) wells in the Netherlands.

Sustainability review

Free cash flow

•	Free cash flow increased by $142.2 million from Q1 2020 to Q1 2021 mainly due to lower capital spending in Q1 2021 as a result of a more level-loaded drilling program in our North America core region.

Long-term debt and net debt

•	Long-term debt remained consistent at $1.9 billion as at March 31, 2021 from December 31, 2020.
•	Net debt decreased to $2.0 billion as at March 31, 2021 from $2.1 billion as at December 31, 2020, mainly due to a decrease in net working capital driven by higher accounts receivable and the change in the mark-to-market position of our equity swap position moving into long-term liabilities as the term was extended.
•	The ratio of net debt to four quarter trailing fund flows from operations decreased to 4.04 as at March 31, 2021 (December 31, 2020 - 4.19) mainly due to lower net debt combined with relatively consistent four quarter trailing fund flows from operations.

Vermilion Energy Inc. ■ Page 12 ■ 2021 First Quarter Report

Benchmark Commodity Prices

	Q1 2021	Q1 2020	Q1/21 vs. Q1/20
Crude oil
WTI ($/bbl)	73.27	62.06	18%
WTI (US $/bbl)	57.84	46.17	25%
Edmonton Sweet index ($/bbl)	66.63	51.87	29%
Edmonton Sweet index (US $/bbl)	52.60	38.59	36%
Saskatchewan LSB index ($/bbl)	66.91	51.63	30%
Saskatchewan LSB index (US $/bbl)	52.82	38.41	38%
Canadian C5+ Condensate index ($/bbl)	73.53	62.21	18%
Canadian C5+ Condensate index (US $/bbl)	58.04	46.28	25%
Dated Brent ($/bbl)	77.15	67.56	14%
Dated Brent (US $/bbl)	60.90	50.26	21%
Natural gas
AECO ($/mcf)	3.15	2.03	55%
NBP ($/mcf)	8.70	4.32	101%
NBP (€/mcf)	5.69	2.92	95%
TTF ($/mcf)	8.27	4.23	96%
TTF (€/mcf)	5.41	2.85	90%
Henry Hub ($/mcf)	3.41	2.62	30%
Henry Hub (US $/mcf)	2.69	1.95	38%
Average exchange rates
CDN $/US $	1.27	1.34	(5)%
CDN $/Euro	1.53	1.48	3%
Realized prices
Crude oil and condensate ($/bbl)	71.09	58.66	21%
NGLs ($/bbl)	29.39	8.92	230%
Natural gas ($/mcf)	5.51	2.94	87%
Total ($/boe)	49.20	36.35	35%

As an internationally diversified producer, we are exposed to a range of commodity prices. In our North America core region, our crude oil is sold at benchmarks linked to WTI (including the Edmonton Sweet index, the Saskatchewan LSB index, and the Canadian C5+ index) and our natural gas is sold at the AECO index (in Canada) or the Henry Hub index (in the United States). In our International core region, our crude oil is sold with reference to Dated Brent and our natural gas is sold with reference to NBP, TTF, or indices highly correlated to TTF.

Vermilion Energy Inc. ■ Page 13 ■ 2021 First Quarter Report

•	Crude oil prices increased in Q1 2021 relative to Q1 2020 due to continued global demand recovery, a coordinated supply cut from the OPEC+ group, and lower US shale production. Year-over-year, Canadian dollar WTI and Brent prices rose 18% and 14% respectively.
•	In Canadian dollar terms, year-over-year, the Edmonton Sweet differential increased by $3.55/bbl to a discount of $6.64/bbl against WTI, and the Saskatchewan LSB differential increased by $4.07/bbl to a discount of $6.36/bbl against WTI.
•	Approximately 32% of Vermilion’s Q1 2021 crude oil and condensate production was priced at the Dated Brent index (which averaged a premium to WTI of US$3.06/bbl), while the remainder of our crude oil and condensate production was priced at the Saskatchewan LSB, Canadian C5+, Edmonton Sweet, and WTI indices.

•	In Canadian dollar terms, prices for European natural gas (TTF and NBP) rose by 96% and 101%, respectively, in Q1 2021 compared to Q1 2020. Seasonal demand in Europe drove domestic natural gas prices higher, and a shortage of LNG cargos in Asia led to highly competitive pricing for European imports.
•	Natural gas prices at AECO in Q1 2021 increased by 55% compared to Q1 2020, with seasonal demand and supportive storage balances improving prices.
•	For Q1 2021, average European natural gas prices represented a $5.34/mcf premium to AECO. Approximately 38% of our natural gas production in Q1 2021 benefited from this premium European pricing.

•	For the three months ended March 31, 2021, the Canadian dollar strengthened 2% against the Euro quarter-over-quarter.
•	For the three months ended March 31, 2021, the Canadian dollar strengthened 3% against the US dollar quarter-over-quarter.

Vermilion Energy Inc. ■ Page 14 ■ 2021 First Quarter Report

North America

	Q1 2021	Q1 2020
Production (1)
Crude oil and condensate (bbls/d)	24,645	29,888
NGLs (bbls/d)	8,074	8,022
Natural gas (mmcf/d)	144.36	157.88
Total production volume (boe/d)	56,780	64,222
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

	Q1 2021		Q1 2020
	$M	$/boe	$M	$/boe
Sales	220,134	43.08	170,791	29.22
Royalties	(28,080)	(5.49)	(20,701)	(3.54)
Transportation	(10,484)	(2.05)	(11,138)	(1.91)
Operating	(57,281)	(11.21)	(69,734)	(11.93)
General and administration (1)	(6,848)	(1.34)	(4,938)	(0.84)
Corporate income tax (expense) (1)	(214)	(0.04)	(232)	(0.04)
Fund flows from operations	117,227	22.94	64,048	10.96
Capital expenditures	(59,113)		(197,926)
Free cash flow	58,114		(133,878)
(1)	Includes amounts from Corporate segment.

In North America, production averaged 56,780 in Q1 2021, a decrease of 12% year-over-year primarily due to natural decline and a reduced capital program.

Following a relatively inactive second half of 2020, we recommenced our North American drilling campaign in Q4 2020 and accelerated the program through Q1 2021. The Q1 2021 program was focused on drilling condensate-rich Mannville natural gas wells in west-central Alberta. We drilled ten (9.7net) Mannville wells and completed 15 (14.7 net) Mannville wells during the first quarter, of which 13 (13.0 net) wells were brought on production during the quarter. The remaining wells will be brought on production in Q2 2021. During the first quarter, our United States business unit focused on well optimization work and preparation activities in advance of the four (3.9 net) well drilling program planned for Q2 2021.

Sales

	Q1 2021		Q1 2020
	$M	$/boe	$M	$/boe
Canada	195,808	41.51	154,963	28.60
United States	24,326	61.81	15,828	37.12
North America	220,134	43.08	170,791	29.22

Sales in North America increased on a dollar and per unit basis for the three months ended March 31, 2021 versus the comparable prior period due to higher benchmark prices across all products, partially offset by lower production volumes.

Royalties

	Q1 2021		Q1 2020
	$M	$/boe	$M	$/boe
Canada	(21,774)	(4.62)	(16,685)	(3.08)
United States	(6,306)	(16.02)	(4,016)	(9.42)
North America	(28,080)	(5.49)	(20,701)	(3.54)

Royalties in North America increased for the three months ended March 31, 2021 versus the same period in the prior year primarily due to higher benchmark prices. Royalties as a percentage of sales of 12.8% remained relatively consistent versus the same period in the prior year.

Vermilion Energy Inc. ■ Page 15 ■ 2021 First Quarter Report

Transportation

	Q1 2021		Q1 2020
	$M	$/boe	$M	$/boe
Canada	(10,236)	(2.17)	(11,138)	(2.06)
United States	(248)	(0.63)	—	—
North America	(10,484)	(2.05)	(11,138)	(1.91)

Transportation expense in North America decreased versus the comparable prior period due to lower production volumes in the Canada business unit. On a per unit basis, transportation expense remained relatively consistent versus the comparable prior period.

Operating expense

	Q1 2021		Q1 2020
	$M	$/boe	$M	$/boe
Canada	(53,166)	(11.27)	(64,185)	(11.85)
United States	(4,115)	(10.46)	(5,549)	(13.01)
North America	(57,281)	(11.21)	(69,734)	(11.93)

Operating expenses in North America for the three months ended March 31, 2021 decreased by 17.9% versus the comparable prior period primarily due to cost reduction initiatives combined with lower production volumes.

Vermilion Energy Inc. ■ Page 16 ■ 2021 First Quarter Report

International

	Q1 2021	Q1 2020
Production (1)
Crude oil and condensate (bbls/d)	14,560	14,994
Natural gas (mmcf/d)	89.62	107.63
Total production volume (boe/d)	29,495	32,932
Total sales volume (boe/d)	26,357	35,028

(1)                Please refer to Supplemental Table 4 "Production" for disclosure by product type.

	Q1 2021		Q1 2020
	$M	$/boe	$M	$/boe
Sales	148,003	62.39	157,523	49.42
Royalties	(8,366)	(3.53)	(10,424)	(3.27)
Transportation	(6,537)	(2.76)	(6,192)	(1.94)
Operating	(38,960)	(16.42)	(51,404)	(16.13)
General and administration	(4,882)	(2.06)	(8,379)	(2.63)
Corporate income tax recovery (expense)	1,559	0.66	(342)	(0.11)
PRRT	(1,414)	(0.60)	(9,256)	(2.90)
Fund flows from operations	89,403	37.69	71,526	22.44
Capital expenditures	(24,250)		(35,778)
Free cash flow	65,153		35,748

Production from our International assets averaged 29,496 in Q1 2021, representing a decrease of 10% year-over-year primarily due to natural decline and minimal capital activity through the second half of 2020.

We drilled three wells in Europe during the first quarter, comprised of one (0.5 net) well in the Netherlands, one (1.0 net) well in Hungary and one (1.0 net) well in Croatia. In the Netherlands, we successfully drilled the Blesdijke natural gas well (0.5 net) and encountered 38 meters of combined net pay from three separate formations (Vlieland, Zechstein and Rotliegend). The well was completed subsequent to the end of the first quarter and we expect to bring production on from the Vlieland and Zechstein later this year. The two (2.0 net) wells drilled in Central and Eastern European did not encounter commercial hydrocarbons and were subsequently plugged and abandoned.

Sales

	Q1 2021		Q1 2020
	$M	$/boe	$M	$/boe
Australia	27,382	94.50	51,995	96.66
France	51,529	77.19	56,789	61.08
Netherlands	28,551	45.28	19,603	26.45
Germany	13,095	49.82	10,469	34.70
Ireland	27,068	52.85	17,588	28.03
Central and Eastern Europe	378	39.51	1,079	21.48
International	148,003	62.39	157,523	49.42

As a result of changes in inventory levels, our sales volumes for crude oil in Australia, France, and Germany may differ from our production volumes in those business units. The following table provides the crude oil sales volumes (consisting entirely of "light crude oil and medium crude oil") for those jurisdictions.

Crude oil sales volumes (bbls/d)	Q1 2021	Q1 2020
Australia	3,219	5,911
France	7,417	10,217
Germany	687	875

Vermilion Energy Inc. ■ Page 17 ■ 2021 First Quarter Report

Sales decreased by $9.5 million in Q1 2021 versus Q1 2020 mainly from lower sales in Australia and France primarily as a result of a crude oil inventory build of 262,000 bbls during the first quarter of 2021. This was partially offset by increased sales across our European business units as a result of higher realized prices driven by higher year-over-year commodity prices. This higher pricing across Europe was partially offset by lower sales volumes driven by natural decline.

Royalties

	Q1 2021		Q1 2020
	$M	$/boe	$M	$/boe
France	(7,236)	(10.84)	(9,040)	(9.72)
Netherlands	(97)	(0.15)	(143)	(0.19)
Germany	(955)	(3.63)	(942)	(3.12)
Central and Eastern Europe	(78)	(8.15)	(299)	(5.93)
International	(8,366)	(3.53)	(10,424)	(3.27)

Royalties in our International core region are primarily incurred in France, where royalties include charges based on a percentage of sales and fixed per boe charges. Our production in Australia and Ireland is not subject to royalties.

Royalties decreased in our International core region in Q1 2021 versus Q1 2020 mainly due to lower production in France. Royalties as a percentage of sales of 5.7% in Q1 2021 decreased from 6.6% in Q1 2020 mainly due to lower RCDM royalties in France which are levied on units of production and not subject to changes in commodity prices.

Transportation

	Q1 2021		Q1 2020
	$M	$/boe	$M	$/boe
France	(4,405)	(6.60)	(3,725)	(4.01)
Germany	(1,021)	(3.88)	(1,322)	(4.38)
Ireland	(1,111)	(2.17)	(1,145)	(1.82)
International	(6,537)	(2.76)	(6,192)	(1.94)

Transportation expense remained relatively consistent for Q1 2021 versus Q1 2020. Increased Q1 2021 costs in France relate to the use of incremental trucking in the Paris Basin following the conversion of the Grandpuits refinery, and was partially offset by decreased costs in Germany related to lower sales volumes and the timing of prior period adjustments.

Our production in Australia, Netherlands and Central and Eastern Europe is not subject to transportation expense.

Operating expense

	Q1 2021		Q1 2020
	$M	$/boe	$M	$/boe
Australia	(9,738)	(33.61)	(17,373)	(32.30)
France	(11,791)	(17.66)	(15,899)	(17.10)
Netherlands	(7,411)	(11.75)	(8,915)	(12.03)
Germany	(6,302)	(23.97)	(4,915)	(16.29)
Ireland	(3,657)	(7.14)	(4,212)	(6.71)
Central and Eastern Europe	(61)	(6.38)	(90)	(1.79)
International	(38,960)	(16.42)	(51,404)	(16.13)

Operating expenses for Q1 2021 decreased by $12.4 million compared to Q1 2020. This decrease primarily resulted from an inventory build in Australia and France where operating expenses are deferred on the balance sheet until crude oil is sold at which point the related expenses are recognized into income.

Operating expenses remained relatively consistent on a per boe basis for Q1 2021 versus Q1 2020.

Vermilion Energy Inc. ■ Page 18 ■ 2021 First Quarter Report

Consolidated Financial Performance Review

Fund flows from operations

	Q1 2021		Q1 2020
	$M	$/boe	$M	$/boe
Sales	368,137	49.20	328,314	36.35
Royalties	(36,446)	(4.87)	(31,125)	(3.45)
Transportation	(17,021)	(2.27)	(17,330)	(1.92)
Operating	(96,241)	(12.86)	(121,138)	(13.41)
General and administration	(11,730)	(1.57)	(13,317)	(1.47)
Corporate income tax recovery (expense)	1,345	0.18	(574)	(0.06)
PRRT	(1,414)	(0.19)	(9,256)	(1.02)
Interest expense	(19,235)	(2.57)	(19,982)	(2.21)
Realized (loss) gain on derivatives	(25,633)	(3.43)	49,419	5.47
Realized foreign exchange (loss) gain	(5,181)	(0.69)	8,523	0.94
Realized other income (expense)	5,470	0.73	(3,309)	(0.37)
Fund flows from operations	162,051	21.66	170,225	18.85

Fluctuations in fund flows from operations may occur as a result of changes in production levels, commodity prices, and costs to produce petroleum and natural gas. In addition, fund flows from operations may be affected by the timing of crude oil shipments in Australia and France. When crude oil inventory is built up, the related operating expense, royalties, and depletion expense are deferred and carried as inventory on the consolidated balance sheet. When the crude oil inventory is subsequently drawn down, the related expenses are recognized.

General and administration

•	General and administration expense decreased by 12% in Q1 2021 versus Q1 2020 primarily due to work-force reductions made in 2020.

PRRT and corporate income taxes

•	PRRT decreased in Q1 2021 versus Q1 2020 due to lower sales.
•	Corporate income taxes in Q1 2021 versus Q1 2020 decreased mainly due to the recovery of prior year taxes resulting from current year tax losses in Australia.

Interest expense

•	Interest expense remained relatively consistent between Q1 2021 and Q1 2020.

Realized gain or loss on derivatives

•	Realized gains on derivatives relate to receipts for European natural gas and crude oil hedges. In Q1 2021, we recorded $25.6 million of realized losses on our crude oil and natural gas prices due to higher pricing compared to the strike prices on our hedges. This compares to $49.4 million of realized gains in Q1 2020 resulting from lower commodity prices relative to the strike prices on our hedges as well as amounts received on cross currency interest rate swaps.
•	A listing of derivative positions as at March 31, 2021 is included in “Supplemental Table 2” of this MD&A.

Realized other income

•	Realized other income for Q1 2021 primarily relates to amounts for funding under the Saskatchewan Accelerated Site Closure program to complete abandonment and reclamation on inactive oil and gas wells and facilities. Realized other expense for Q1 2020 relates primarily to amounts uncertain to be received pursuant to a negotiated settlement of a legal matter.
Vermilion Energy Inc. ■ Page 19 ■ 2021 First Quarter Report

Net earnings

The following table shows a reconciliation from fund flows from operations to net earnings (loss):

($M)	Q1 2021	Q1 2020
Fund flows from operations	162,051	170,225
Equity based compensation	(16,540)	(12,997)
Unrealized gain on derivative instruments	5,442	9,316
Unrealized foreign exchange loss	(25,910)	(9,982)
Accretion	(10,507)	(9,738)
Depletion and depreciation	(106,013)	(157,807)
Deferred tax (expense) recovery	(171,228)	257,542
Impairment reversal (expense)	662,866	(1,564,854)
Unrealized other expense	(197)	(209)
Net earnings (loss)	499,964	(1,318,504)

Fluctuations in net earnings from period-to-period are caused by changes in both cash and non-cash based income and charges. Cash based items are reflected in fund flows from operations. Non-cash items include: equity based compensation expense, unrealized gains and losses on derivative instruments, unrealized foreign exchange gains and losses, accretion, depletion and depreciation expense, and deferred taxes. In addition, non-cash items may also include gains resulting from business combinations or charges resulting from impairment or impairment reversals.

Equity based compensation

Equity based compensation expense relates primarily to non-cash compensation expense attributable to long-term incentives granted to directors, officers, and employees under security-based arrangements. Equity based compensation expense increased in Q1 2021 versus Q1 2020 primarily due to settlement of bonuses in Q1 2021 under the employee bonus plan.

Unrealized gain or loss on derivative instruments

Unrealized gain or loss on derivative instruments arise as a result of changes in forecasts for future prices and rates. As Vermilion uses derivative instruments to manage the commodity price exposure of our future crude oil and natural gas production, we will normally recognize unrealized gains on derivative instruments when future commodity price forecasts decline and vice-versa. As derivative instruments are settled, the unrealized gain or loss previously recognized is reversed, and the settlement results in a realized gain or loss on derivative instruments.

USD-to-CAD cross currency interest rate swaps and foreign exchange swaps may be entered into to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. As such, unrealized gains and losses on our cross currency interest swaps are offset by unrealized losses and gains on foreign exchange relating to the underlying USD borrowings from our revolving credit facility.

For the three months ended March 31, 2021, we recognized a net unrealized gain on derivative instruments of $5.4 million. This consists of a $20.0 million unrealized gain on our USD-to-CAD foreign exchange swaps and a $12.9 million unrealized gain from our equity swaps. These unrealized gains are partially offset by unrealized losses of $13.0 million on our European natural gas commodity derivative instruments, $10.6 million on our crude oil commodity derivative instruments and $3.9 million on our North American natural gas commodity derivative instruments.

Unrealized foreign exchange gains or losses

As a result of Vermilion’s international operations, Vermilion has monetary assets and liabilities denominated in currencies other than the Canadian dollar. These monetary assets and liabilities include cash, receivables, payables, long-term debt, derivative instruments and intercompany loans. Unrealized foreign exchange gains and losses result from translating these monetary assets and liabilities from their underlying currency to the Canadian dollar.

In 2021, unrealized foreign exchange gains and losses primarily resulted from:

•	The translation of Euro denominated intercompany loans from Vermilion Energy Inc. to our international subsidiaries. An appreciation in the Euro against the Canadian dollar will result in an unrealized foreign exchange gain (and vice-versa). Under IFRS, the offsetting foreign exchange loss or gain is recorded as a currency translation adjustment within other comprehensive income. As a result, consolidated comprehensive income reflects the offsetting of these translation adjustments while net earnings reflects only the parent company's side of the translation.
•	The translation of USD borrowings on our revolving credit facility. The unrealized foreign exchange gains or losses on these borrowings are offset by unrealized derivative gains or losses on associated USD-to-CAD cross currency interest rate swaps (discussed further below).
•	The translation of our USD denominated senior unsecured notes prior to June 12, 2019 and from May 5, 2020 onward. During the period between June 12, 2019 and May 5, 2020 the USD senior notes were hedged by a USD-to-CAD cross currency interest rate swap. Subsequent to the termination of these instruments, amounts previously recognized in the hedge accounting reserve will be recognized into earnings through unrealized foreign exchange loss over the period of the hedged cash flows.
Vermilion Energy Inc. ■ Page 20 ■ 2021 First Quarter Report

For the three months ended March 31, 2021, we recognized a net unrealized foreign exchange loss of $25.9 million due to an unrealized loss of $23.0 million on our USD borrowings from our revolving credit facility and $7.5 million on intercompany loans due to the Euro weakening 5.0% against the Canadian dollar in Q1 2021. These were partially offset by the impact of the US dollar weakening 1.2% against the Canadian dollar in Q1 2021 resulting in an unrealized gain of $4.6 million on our senior unsecured notes.

As at March 31, 2021, a $0.01 appreciation of the Euro against the Canadian dollar would result in a $0.9 million increase to net earnings as a result of an unrealized gain on foreign exchange. In contrast, a $0.01 appreciation of the US dollar against the Canadian dollar would result in a $2.9 million decrease to net earnings as a result of an unrealized loss on foreign exchange.

Accretion

Accretion expense is recognized to update the present value of the asset retirement obligation balance. For Q1 2021 versus Q1 2020 accretion expense increased primarily due to additional obligations recognized at the end of 2020 partially offset by the weakening of the Euro against the Canadian dollar.

Depletion and depreciation

Depletion and depreciation expense is recognized to allocate the cost of capital assets over the useful life of the respective assets. Depletion and depreciation expense per unit of production is determined for each depletion unit (which are groups of assets within a specific production area that have similar economic lives) by dividing the sum of the net book value of capital assets and future development costs by total proved plus probable reserves.

Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes, and changes in depletion and depreciation per unit. Fluctuations in depletion and depreciation per unit are the result of changes in reserves, depletable base (net book value of capital assets and future development costs), and relative production mix.

Depletion and depreciation on a per boe basis for Q1 2021 of $14.17 decreased from $17.47 in Q1 2020 primarily due to impairment charges taken in 2020.

Deferred tax

Deferred tax assets arise when the tax basis of an asset exceeds its accounting basis (known as a deductible temporary difference). Conversely, deferred tax liabilities arise when the tax basis of an asset is less than its accounting basis (known as a taxable temporary difference). Deferred tax assets are recognized only to the extent that it is probable that there are future taxable profits against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are measured at the enacted or substantively enacted tax rate that is expected to apply when the asset is realized, or the liability is settled.

As such, fluctuations in deferred tax expenses and recoveries primarily arise as a result of: changes in the accounting basis of an asset or liability without a corresponding tax basis change (e.g. when derivative assets and liabilities are marked-to-market or when accounting depletion differs from tax depletion), changes in available tax losses (e.g. if they are utilized to offset taxable income), changes in estimated future taxable profits resulting in a derecognition or recognition of deferred tax assets, and changes in enacted or substantively enacted tax rates.

For the three months ended March 31, 2021, a deferred tax expense was recognized of $171.2 million compared to deferred tax recovery of
$257.5 million for the three months ended March 31, 2020 due to impairment charges in both periods.

Impairment

Impairment losses are recognized when indicators of impairment arise and the carrying amount of a cash generating unit ("CGU") exceeds its recoverable amount, determined as the higher of fair value less costs of disposal or value-in-use.

In the first quarter of 2021, indicators of impairment reversal were present in our Australia, Alberta, Saskatchewan, and United States CGUs due to an increase and stabilization in forecast crude oil prices versus 2020 when impairment charges were taken. As a result of the indicators of impairment reversal, the Company performed impairment reversal tests on the identified CGUs and the recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 12.0%. Based on the results of the impairment tests completed, recoverable amounts were determined to be greater than the carrying values of the CGUs tested and $492.2 million (net of $170.7 million deferred income tax expense) of impairment reversal was recorded.

Vermilion Energy Inc. ■ Page 21 ■ 2021 First Quarter Report

In the first quarter of 2020, indicators of impairment were present due to global commodity price forecasts deteriorating from decreases in demand and an increase of supply around the world. As a result of the indicators of impairment, the Company performed impairment tests across all CGUs. The recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 11.5%. Based on the results of the impairment tests completed, the Company recognized non-cash impairment charges of $1.2 billion (net of $0.4 billion income tax recovery).

Vermilion Energy Inc. ■ Page 22 ■ 2021 First Quarter Report

Financial Position Review

Balance sheet strategy

We regularly review whether our forecast of fund flows from operations is sufficient to finance planned capital expenditures, and abandonment and reclamation expenditures. To the extent that fund flows from operations forecasts are not expected to be sufficient to fulfill such expenditures, we will evaluate our ability to finance any shortfall by reducing some or all categories of expenditures, with issuances of equity, or with debt (including borrowing using the unutilized capacity of our existing revolving credit facility). We have a long-term goal of achieving and maintaining a ratio of net debt to fund flows from operations of less than 1.5.

As at March 31, 2021, we have a ratio of net debt to fund flows from operations of 4.04. We will continue to monitor for changes in forecasted fund flows from operations and, as appropriate, will adjust our exploration and development capital plans (and associated growth targets) to minimize any further increase to debt. As commodity prices improve, we intend to strengthen our balance sheet through the reduction of debt.

Net debt

Net debt is reconciled to long-term debt, as follows:

	As at
($M)	Mar 31, 2021	Dec 31, 2020
Long-term debt	1,911,466	1,933,848
Current liabilities	385,253	433,128
Current assets	(300,044)	(260,993)
Net debt	1,996,675	2,105,983

Ratio of net debt to four quarter trailing fund flows from operations	4.04	4.19

As at March 31, 2021, net debt decreased to $2.0 billion (December 31, 2020 - $2.1 billion) due to free cash flow generated in Q1 2021 of $78.7 million. We will draw on unutilized capacity of the revolving credit facility to fund working capital deficiencies. The ratio of net debt to four quarter trailing fund flows from operations decreased to 4.04 (December 31, 2020 - 4.19) mainly due to the decrease in net debt combined with relatively consistent four quarter trailing fund flows from operations.

Long-term debt

The balances recognized on our balance sheet are as follows:

	As at
($M)	Mar 31, 2021	Dec 31, 2020
Revolving credit facility	1,537,158	1,555,215
Senior unsecured notes	374,308	378,633
Long-term debt	1,911,466	1,933,848

Revolving Credit Facility

As at March 31, 2021, Vermilion had in place a bank revolving credit facility maturing May 31, 2024 with terms and outstanding positions as follows:

	As at
($M)	Mar 31, 2021	Dec 31, 2020
Total facility amount	2,100,000	2,100,000
Amount drawn	(1,537,158)	(1,555,215)
Letters of credit outstanding	(23,013)	(23,210)
Unutilized capacity	539,829	521,575

Vermilion Energy Inc. ■ Page 23 ■ 2021 First Quarter Report

As at March 31, 2021, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Mar 31, 2021	Dec 31, 2020
Consolidated total debt to consolidated EBITDA	Less than 4.0	3.51	3.48
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	2.84	2.82
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	7.93	8.12

Our financial covenants include financial measures defined within our revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by our revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt”, “Current portion of long-term debt”, and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on our balance sheet.
•	Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

In addition, our revolving credit facility has provisions relating to our liability management ratings in Alberta and Saskatchewan whereby if our security adjusted liability management ratings fall below specified limits in a province, a portion of the asset retirement obligations are included in the definitions of consolidated total debt and consolidated total senior debt. An event of default occurs if our security adjusted liability management ratings breach additional lower limits for a period greater than 90 days. As of March 31, 2021, Vermilion's liability management ratings were higher than the specified levels, and as such, no amounts relating to asset retirement obligations were included in the calculation of consolidated total debt and consolidated total senior debt.

Senior Unsecured Notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, paid semi-annually on March 15 and September 15, and mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally in right of payment with existing and future senior indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table plus any accrued and unpaid interest, if redeemed during the twelve-month period beginning on March 15 of each of the years indicated below:

Year	Redemption price
2021	102.813%
2022	101.406%
2023 and thereafter	100.000%

Vermilion Energy Inc. ■ Page 24 ■ 2021 First Quarter Report

Shareholders' capital

The following table outlines our dividend payment history:

Date	Monthly dividend per unit or share
January 2003 to December 2007	$0.170
January 2008 to December 2012	$0.190
January 2013 to December 2013	$0.200
January 2014 to March 2018	$0.215
April 2018 to February 2020	$0.230
March 2020	$0.115

In April 2020, we suspended our monthly dividend to strengthen the financial position of the Company. Our ability to restore a dividend will be dependent upon stronger commodity prices combined with a balance sheet that reflects the Company's ability to sustain such dividend over the long-term.

The following table reconciles the change in shareholders’ capital:

Shareholders’ Capital	Number of Shares ('000s)	Amount ($M)
Balance at December 31, 2020	158,724	4,181,160
Equity based compensation	625	5,715
Balance at March 31, 2021	159,349	4,186,875

As at March 31, 2021, there were approximately 6.2 million equity based compensation awards outstanding. As at April 28, 2021, there were approximately 161.7 million common shares issued and outstanding.

Asset Retirement Obligations

As at March 31, 2021, asset retirement obligations were $596.2 million compared to $467.7 million as at December 31, 2020. The increase in asset retirement obligations is primarily attributable to a decrease in the credit-adjusted risk-free rate from December 31, 2020 to March 31, 2021. This increase in asset retirement obligations was partially offset by the Euro weakening against the Canadian dollar and obligations settled.

The present value of the obligation is calculated using a credit-adjusted risk-free rate, calculated using a credit spread added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined as the yield to maturity on its senior unsecured notes as at the reporting period.

The risk-free rates and credit spread used as inputs to discount the obligations were as follows:

	Mar 31, 2021	Dec 31, 2020	Change
Credit spread added to below noted risk-free rates	6.8%	9.5%	(2.7)%
Country specific risk-free rate
Canada	1.9%	1.2%	0.7%
United States	2.3%	1.6%	0.7%
France	0.6%	0.3%	0.3%
Netherlands	(0.5)%	(0.6)%	0.1%
Germany	0.2%	(0.2)%	0.4%
Ireland	0.3%	(0.1)%	0.4%
Australia	2.0%	1.3%	0.7%

Vermilion Energy Inc. ■ Page 25 ■ 2021 First Quarter Report

Risks and Uncertainties

Vermilion is exposed to various market and operational risks. For a discussion of these risks, please see Vermilion's MD&A and Annual Information Form, each for the year ended December 31, 2020 available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies. These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made. As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on Vermilion’s consolidated financial statements. Estimates are reviewed by management on an ongoing basis and as a result may change from period to period due to the availability of new information or changes in circumstances. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions. There have been no material changes to our critical accounting estimates used in applying accounting policies for the three months ended March 31, 2021. Further information, including a discussion of critical accounting estimates, can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2020, available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

Off Balance Sheet Arrangements

We have not entered into any guarantee or off balance sheet arrangements that would materially impact our financial position or results of operations.

Internal Control Over Financial Reporting

Other than Vermilion's response to COVID-19, there has been no change in Vermilion’s internal control over financial reporting ("ICFR") during the period covered by this MD&A that materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

As a result of COVID-19, our global workforce shifted to a primarily work from home environment beginning in March 2020. This change to remote working was rapid and included both our employees as well as a large extended workforce across all regions in which we operate. While pre-existing controls were not specifically designed to operate in our current work from home operating environment, we believe that our internal controls over financial reporting continue to be effective. We took precautionary actions to re-evaluate and refine our financial reporting process to provide reasonable assurance that we could report our financial results accurately and timely.

Recently Adopted Accounting Pronouncements

Vermilion did not adopt any new accounting pronouncements as at March 31, 2021.

Disclosure Controls and Procedures

Our officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with our filings.

As of March 31, 2021, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the President, for this specific purpose of acting in the capacity of Chief Executive Officer, and Chief Financial Officer have concluded and certified that our disclosure controls and procedures are effective.

Vermilion Energy Inc. ■ Page 26 ■ 2021 First Quarter Report

Supplemental Table 1: Netbacks

The following table includes financial statement information on a per unit basis by business unit. Liquids includes crude oil, condensate, and NGLs. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Q1 2021			Q1 2020
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe
Canada
Sales	57.03	3.63	41.51	41.24	1.90	28.60
Royalties	(7.33)	(0.19)	(4.62)	(5.12)	(0.05)	(3.08)
Transportation	(2.86)	(0.22)	(2.17)	(2.64)	(0.21)	(2.06)
Operating	(13.89)	(1.32)	(11.27)	(14.58)	(1.35)	(11.85)
Operating netback	32.95	1.90	23.45	18.90	0.29	11.61
General and administration			(0.95)			(0.52)
Fund flows from operations netback			22.50			11.09
United States
Sales	58.68	12.09	61.81	44.09	2.49	37.12
Royalties	(15.03)	(3.24)	(16.02)	(11.12)	(0.67)	(9.42)
Transportation	(0.82)	—	(0.63)	—	—	—
Operating	(10.55)	(1.69)	(10.46)	(13.17)	(2.09)	(13.01)
Operating netback	32.28	7.16	34.70	19.80	(0.27)	14.69
General and administration			(2.28)			(4.62)
Fund flows from operations netback			32.42			10.07
France
Sales	77.19	—	77.19	61.08	—	61.08
Royalties	(10.82)	—	(10.84)	(9.72)	—	(9.72)
Transportation	(6.60)	—	(6.60)	(4.01)	—	(4.01)
Operating	(17.66)	—	(17.66)	(17.10)	—	(17.10)
Operating netback	42.11	—	42.09	30.25	—	30.25
General and administration			(3.62)			(3.71)
Current income taxes			—			—
Fund flows from operations netback			38.47			26.54
Netherlands
Sales	37.37	7.57	45.28	64.32	4.34	26.45
Royalties	—	(0.03)	(0.15)	—	(0.03)	(0.19)
Operating	—	(1.99)	(11.75)	—	(2.03)	(12.03)
Operating netback	37.37	5.55	33.38	64.32	2.28	14.23
General and administration			(0.42)			(0.75)
Current income taxes			—			—
Fund flows from operations netback			32.96			13.48
Germany
Sales	71.70	7.18	49.82	59.72	4.29	34.70
Royalties	(0.48)	(0.77)	(3.63)	(2.80)	(0.54)	(3.12)
Transportation	(7.84)	(0.44)	(3.88)	(11.93)	(0.28)	(4.38)
Operating	(23.43)	(4.02)	(23.97)	(22.84)	(2.32)	(16.29)
Operating netback	39.95	1.95	18.34	22.15	1.15	10.91
General and administration			(4.27)			(5.77)
Fund flows from operations netback			14.07			5.14
Ireland
Sales	—	8.81	52.85	—	4.66	28.03
Transportation	—	(0.36)	(2.17)	—	(0.30)	(1.82)
Operating	—	(1.19)	(7.14)	—	(1.12)	(6.71)
Operating netback	—	7.26	43.54	—	3.24	19.50
General and administration			1.39			(0.62)
Fund flows from operations netback			44.93			18.88

Vermilion Energy Inc. ■ Page 27 ■ 2021 First Quarter Report

	Q1 2021			Q1 2020
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe
Australia
Sales	94.50	—	94.50	96.66	—	96.66
Operating	(33.61)	—	(33.61)	(32.30)	—	(32.30)
PRRT (1)	(4.88)	—	(4.88)	(17.21)	—	(17.21)
Operating netback	56.01	—	56.01	47.15	—	47.15
General and administration			(2.50)			(1.63)
Current income taxes			5.38			(0.63)
Fund flows from operations netback			58.89			44.89

Total Company
Sales	63.46	5.51	49.20	51.40	2.94	36.35
Realized hedging (loss) gain	(4.68)	(0.34)	(3.43)	7.77	0.44	5.47
Royalties	(7.85)	(0.25)	(4.87)	(5.77)	(0.09)	(3.45)
Transportation	(3.19)	(0.21)	(2.27)	(2.58)	(0.18)	(1.92)
Operating	(15.83)	(1.58)	(12.86)	(16.97)	(1.50)	(13.41)
PRRT (1)	(0.36)	—	(0.19)	(1.85)	—	(1.02)
Operating netback	31.55	3.13	25.58	32.00	1.61	22.02
General and administration			(1.57)			(1.47)
Interest expense			(2.57)			(2.21)
Realized foreign exchange loss			(0.69)			0.94
Other income			0.73			(0.37)
Corporate income taxes			0.18			(0.06)
Fund flows from operations netback			21.66			18.85
(1)	Vermilion considers Australian PRRT to be an operating item and, accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.
Vermilion Energy Inc. ■ Page 28 ■ 2021 First Quarter Report

Supplemental Table 2: Hedges

The prices in these tables may represent the weighted averages for several contracts with foreign currency amounts translated to the disclosure currency using forward rates as at the month-end date. The weighted average price for the portfolio of options listed below may not have the same payoff profile as the individual contracts. As such, the presentation of the weighted average prices is purely for indicative purposes.

The following tables outline Vermilion’s outstanding risk management positions as at March 31, 2021:

	Unit	Currency	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price	Daily Bought Swap Volume	Weighted Average Bought Swap Price
Dated Brent
Q2 2021	bbl	USD	3,750	53.83	3,750	60.37	3,750	46.00	1,000	49.75	—	—
Q3 2021	bbl	USD	500	55.00	500	63.25	500	47.50	500	52.00	—	—
Q4 2021	bbl	USD	—	—	—	—	—	—	500	52.00	—	—
Q1 2022	bbl	USD	—	—	—	—	—	—	500	52.00	—	—
WTI
Q2 2021	bbl	USD	9,000	48.53	9,000	55.13	9,000	40.69	2,150	45.54	—	—
Q3 2021	bbl	USD	500	52.50	500	60.00	500	45.00	—	—	—	—
MSW-WTI Differential
Q2 2021	bbl	USD	—	—	—	—	—	—	1,000	(3.50)	—	—
AECO
Q2 2021	mcf	CAD	—	—	—	—	—	—	9,478	2.12	—	—
Q3 2021	mcf	CAD	—	—	—	—	—	—	9,478	2.12	—	—
Q4 2021	mcf	CAD	—	—	—	—	—	—	3,194	2.12	—	—
AECO Basis (AECO less NYMEX Henry Hub)
Q2 2021	mcf	USD	—	—	—	—	—	—	45,000	(1.08)	—	—
Q3 2021	mcf	USD	—	—	—	—	—	—	45,000	(1.08)	—	—
Q4 2021	mcf	USD	—	—	—	—	—	—	35,054	(1.09)	—	—
Q1 2022	mcf	USD	—	—	—	—	—	—	30,000	(1.10)	—	—
Q2 2022	mcf	USD	—	—	—	—	—	—	35,000	(1.09)	—	—
Q3 2022	mcf	USD	—	—	—	—	—	—	35,000	(1.09)	—	—
Q4 2022	mcf	USD	—	—	—	—	—	—	11,793	(1.09)	—	—
NYMEX Henry Hub
Q2 2021	mcf	USD	10,000	2.65	10,000	2.77	—	—	28,500	2.83	—	—
Q3 2021	mcf	USD	10,000	2.65	10,000	2.77	—	—	28,500	2.83	—	—
Q4 2021	mcf	USD	10,000	2.65	10,000	2.77	—	—	21,870	2.78	—	—
Ventura Basis (Ventura less NYMEX Henry Hub)
Q2 2021	mcf	USD	—	—	—	—	—	—	—	—	10,000	0.05
Q3 2021	mcf	USD	—	—	—	—	—	—	—	—	10,000	0.05
Q4 2021	mcf	USD	—	—	—	—	—	—	—	—	3,370	0.05
Conway Propane											—	—
Q2 2021	bbl	USD	—	—	—	—	—	—	500	50% WTI	—	—
Q3 2021	bbl	USD	—	—	—	—	—	—	500	50% WTI	—	—
Q4 2021	bbl	USD	—	—	—	—	—	—	168	50% WTI	—	—

Vermilion Energy Inc. ■ Page 29 ■ 2021 First Quarter Report

	Unit	Currency	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price	Daily Bought Swap Volume	Weighted Average Bought Swap Price
NBP
Q2 2021	mcf	EUR	49,135	5.37	49,135	5.65	49,135	3.87	2,457	4.69	—	—
Q3 2021	mcf	EUR	49,135	5.37	49,135	5.64	49,135	3.87	2,457	4.69	—	—
Q4 2021	mcf	EUR	58,962	5.37	58,962	5.58	58,962	3.88	2,457	4.69	—	—
Q1 2022	mcf	EUR	34,394	5.18	34,394	5.95	34,394	3.63	2,457	4.69	—	—
Q2 2022	mcf	EUR	27,024	5.07	27,024	5.73	27,024	3.50	2,457	4.69	—	—
Q3 2022	mcf	EUR	14,740	4.86	14,740	5.49	14,740	3.42	2,457	4.69	—	—
Q4 2022	mcf	EUR	14,740	4.86	14,740	5.48	14,740	3.42	2,457	4.69	—	—
Q1 2023	mcf	EUR	7,370	4.74	7,370	5.10	7,370	3.32	—	—	—	—
TTF
Q2 2021	mcf	EUR	2,457	4.25	2,457	4.10	2,457	2.93	—	—	—	—
Q3 2021	mcf	EUR	2,457	4.25	2,457	4.09	2,457	2.93	—	—	—	—
Q1 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—
Q2 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—
Q3 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—
Q4 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—
Q1 2023	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—

VET Equity Swaps		Initial Share Price		Share Volume
Swap	Jan 2020 - Apr 2023	20.9788	CAD	2,250,000
Swap	Jan 2020 - Apr 2023	22.4587	CAD	1,500,000

Foreign Currency Swaps		Notional Amount		Notional Amount		Average Rate
Swap	Jan 2021 - Apr 2021	1,212,503,100	USD	1,543,957,380	CAD	1.2734

The following sold option instruments allow the counterparties, at the specified date, to enter into a derivative instrument contract with Vermilion at the detailed terms:

Period if Option Exercised	Unit	Currency	Option Expiration Date	Bought Put Volume	Weighted Average Bought Put Price	Sold Call Volume	Weighted Average Sold Call Price	Sold Put Volume	Weighted Average Sold Put Price	Sold Swap Volume	Weighted Average Sold Swap Price
NBP
Jan 2022 - Dec 2022	mcf	EUR	30-Jun-21	—	—	—	—	—	—	2,457	5.13

Vermilion Energy Inc. ■ Page 30 ■ 2021 First Quarter Report

Supplemental Table 3: Capital Expenditures and Acquisitions

By classification ($M)	Q1 2021	Q1 2020
Drilling and development	79,512	227,433
Exploration and evaluation	3,851	6,271
Capital expenditures	83,363	233,704

Acquisitions	393	11,337
Acquisitions	393	11,337

By category ($M)	Q1 2021	Q1 2020
Drilling, completion, new well equip and tie-in, workovers and recompletions	68,782	208,164
Production equipment and facilities	12,031	17,627
Seismic, studies, land and other	2,550	7,913
Capital expenditures	83,363	233,704
Acquisitions	393	11,337
Total capital expenditures and acquisitions	83,756	245,041

Capital expenditures by country ($M)	Q1 2021	Q1 2020
Canada	54,321	152,577
United States	4,792	45,349
France	6,879	11,257
Netherlands	4,133	2,497
Germany	2,499	7,789
Ireland	66	(20)
Australia	6,839	12,002
Central and Eastern Europe	3,834	2,253
Total capital expenditures	83,363	233,704

Acquisitions by country ($M)	Q1 2021	Q1 2020
Canada	50	5,439
United States	—	5,858
Germany	343	19
Central and Eastern Europe	—	21
Total acquisitions	393	11,337

Vermilion Energy Inc. ■ Page 31 ■ 2021 First Quarter Report

Supplemental Table 4: Production

	Q1/21	Q4/20	Q3/20	Q2/20	Q1/20	Q4/19	Q3/19	Q2/19	Q1/19	Q4/18	Q3/18	Q2/18
Canada
Light and medium crude oil (bbls/d)	17,767	19,301	19,847	22,545	22,767	23,259	23,610	23,973	25,067	25,640	24,602	13,103
Condensate (1) (bbls/d)	4,556	4,662	5,200	5,047	4,634	4,140	4,072	4,872	4,096	3,918	3,875	3,905
Other NGLs (1) (bbls/d)	7,016	7,334	8,350	8,248	6,943	7,005	6,632	7,352	6,968	6,816	6,126	5,589
NGLs (bbls/d)	11,572	11,996	13,550	13,295	11,577	11,145	10,704	12,224	11,064	10,734	10,001	9,494
Conventional natural gas (mmcf/d)	138.41	135.27	155.15	164.08	151.16	145.14	145.14	151.87	151.37	146.65	136.77	127.32
Total (boe/d)	52,407	53,840	59,256	63,187	59,537	58,593	58,504	61,507	61,360	60,814	57,397	43,817
United States
Light and medium crude oil (bbls/d)	2,322	2,495	3,243	3,971	2,481	3,149	2,717	2,421	1,750	1,582	1,455	652
Condensate (1) (bbls/d)	—	1	6	6	6	12	4	63	(8)	23	6	3
Other NGLs (1) (bbls/d)	1,058	1,294	1,158	1,340	1,079	1,156	1,140	754	929	998	714	62
NGLs (bbls/d)	1,058	1,295	1,164	1,346	1,085	1,168	1,144	817	921	1,021	720	65
Conventional natural gas (mmcf/d)	5.95	6.87	7.94	8.35	6.72	8.20	6.38	7.06	5.89	5.65	4.82	0.40
Total (boe/d)	4,373	4,934	5,730	6,708	4,685	5,683	4,925	4,414	3,653	3,545	2,979	784
France
Light and medium crude oil (bbls/d)	9,062	9,255	9,347	7,046	9,957	10,264	10,347	9,800	11,342	11,317	11,407	11,683
Conventional natural gas (mmcf/d)	—	—	—	—	—	—	—	—	0.77	0.82	—	—
Total (boe/d)	9,062	9,255	9,347	7,046	9,957	10,264	10,347	9,800	11,470	11,454	11,407	11,683
Netherlands
Light and medium crude oil (bbls/d)	6	1	—	1	3	4	1	9	—	—	—	—
Condensate (1) (bbls/d)	92	99	83	86	84	86	81	91	93	112	84	87
NGLs (bbls/d)	92	99	83	86	84	86	81	91	93	112	84	87
Conventional natural gas (mmcf/d)	41.45	42.95	46.09	47.31	48.33	47.99	44.08	52.90	51.51	51.82	44.37	43.49
Total (boe/d)	7,006	7,257	7,764	7,972	8,143	8,088	7,429	8,917	8,677	8,749	7,479	7,335
Germany
Light and medium crude oil (bbls/d)	911	960	964	1,039	909	800	845	1,047	978	913	1,019	1,008
Conventional natural gas (mmcf/d)	13.40	11.50	11.25	13.23	14.64	15.44	14.54	14.56	16.71	16.94	14.88	14.63
Total (boe/d)	3,144	2,876	2,839	3,244	3,349	3,373	3,269	3,474	3,763	3,736	3,498	3,447
Ireland
Conventional natural gas (mmcf/d)	34.14	34.76	35.12	38.57	41.38	42.30	43.21	49.21	51.71	52.03	51.38	56.56
Total (boe/d)	5,690	5,793	5,853	6,428	6,896	7,049	7,202	8,201	8,619	8,672	8,563	9,426
Australia
Light and medium crude oil (bbls/d)	4,489	3,781	4,549	5,299	4,041	4,548	5,564	6,689	5,862	4,174	4,704	4,132
Total (boe/d)	4,489	3,781	4,549	5,299	4,041	4,548	5,564	6,689	5,862	4,174	4,704	4,132
Central and Eastern Europe
Conventional natural gas (mmcf/d)	0.63	0.67	0.80	2.89	3.27	1.66	—	—	—	2.86	1.17	—
Total (boe/d)	104	111	132	483	546	276	—	—	—	477	195	—
Consolidated
Light and medium crude oil (bbls/d)	34,556	35,793	37,951	39,899	40,157	42,024	43,084	43,938	45,001	43,625	43,186	30,579
Condensate (1) (bbls/d)	4,648	4,762	5,289	5,142	4,724	4,237	4,158	5,026	4,181	4,053	3,965	3,995
Other NGLs (1) (bbls/d)	8,074	8,627	9,509	9,588	8,022	8,160	7,772	8,107	7,897	7,815	6,839	5,651
NGLs (bbls/d)	12,722	13,389	14,798	14,730	12,746	12,397	11,930	13,133	12,078	11,868	10,804	9,646
Conventional natural gas (mmcf/d)	233.98	232.00	256.34	274.42	265.51	260.72	253.36	275.60	277.96	276.77	253.38	242.40
Total (boe/d)	86,276	87,848	95,471	100,366	97,154	97,875	97,239	103,003	103,404	101,621	96,222	80,625

Vermilion Energy Inc. ■ Page 32 ■ 2021 First Quarter Report

	YTD 2021	2020	2019	2018	2017	2016
Canada
Light and medium crude oil (bbls/d)	—	21,106	23,971	17,400	6,015	6,657
Condensate (1) (bbls/d)	—	4,886	4,295	3,754	3,036	2,514
Other NGLs (1) (bbls/d)	7,016	7,719	6,988	5,914	4,144	2,552
NGLs (bbls/d)	7,016	12,605	11,283	9,668	7,180	5,066
Conventional natural gas (mmcf/d)	138.41	151.38	148.35	129.37	97.89	84.29
Total (boe/d)	52,407	58,942	59,979	48,630	29,510	25,771
United States
Light and medium crude oil (bbls/d)	—	3,046	2,514	1,069	662	393
Condensate (1) (bbls/d)	—	5	18	8	4	—
Other NGLs (1) (bbls/d)	1,058	1,218	996	452	50	29
NGLs (bbls/d)	1,058	1,223	1,014	460	54	29
Conventional natural gas (mmcf/d)	5.95	7.47	6.89	2.78	0.39	0.21
Total (boe/d)	4,373	5,514	4,675	1,992	781	457
France
Light and medium crude oil (bbls/d)	—	8,903	10,435	11,362	11,084	11,896
Conventional natural gas (mmcf/d)	—	—	0.19	0.21	—	0.44
Total (boe/d)	9,062	8,903	10,467	11,396	11,085	11,970
Netherlands
Light and medium crude oil (bbls/d)	—	1	3	—	—	—
Condensate (1) (bbls/d)	—	88	88	90	90	88
NGLs (bbls/d)	—	88	88	90	90	88
Conventional natural gas (mmcf/d)	41.45	46.16	49.10	46.13	40.54	47.82
Total (boe/d)	7,006	7,782	8,274	7,779	6,847	8,058
Germany
Light and medium crude oil (bbls/d)	—	968	917	1,004	1,060	—
Conventional natural gas (mmcf/d)	13.40	12.65	15.31	15.66	19.39	14.90
Total (boe/d)	3,144	3,076	3,468	3,614	4,291	2,483
Ireland
Conventional natural gas (mmcf/d)	34.14	37.44	46.57	55.17	58.43	50.89
Total (boe/d)	5,690	6,240	7,762	9,195	9,737	8,482
Australia
Light and medium crude oil (bbls/d)	—	4,416	5,662	4,494	5,770	6,304
Total (boe/d)	4,489	4,416	5,662	4,494	5,770	6,304
Central and Eastern Europe
Conventional natural gas (mmcf/d)	0.63	1.90	0.42	1.02	—	—
Total (boe/d)	104	317	70	169	—	—
Consolidated
Light and medium crude oil (bbls/d)	—	38,441	43,502	35,329	24,591	25,250
Condensate (1) (bbls/d)	—	4,980	4,400	3,853	3,130	2,602
Other NGLs (1) (bbls/d)	8,074	8,937	7,984	6,366	4,194	2,582
NGLs (bbls/d)	8,074	13,917	12,384	10,219	7,324	5,184
Conventional natural gas (mmcf/d)	233.98	256.99	266.82	250.33	216.64	198.55
Total (boe/d)	86,276	95,190	100,357	87,270	68,021	63,526
(1)	Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. This table provides a reconciliation from "crude oil and condensate", "NGLs" and "natural gas" to the product types. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas". Production volumes reported are based on quantities as measured at the first point of sale.
Vermilion Energy Inc. ■ Page 33 ■ 2021 First Quarter Report

Supplemental Table 5: Operational and Financial Data by Core Region

Production volumes (1)

	Q1/21	Q4/20	Q3/20	Q2/20	Q1/20	Q4/19	Q3/19	Q2/19	Q1/19	Q4/18	Q3/18	Q2/18
North America
Crude oil and condensate (bbls/d)	24,645	26,459	28,296	31,569	29,888	30,560	30,403	31,329	30,905	31,163	29,938	17,663
NGLs (bbls/d)	8,074	8,628	9,508	9,588	8,022	8,161	7,772	8,106	7,897	7,814	6,840	5,651
Natural gas (mmcf/d)	144.36	142.13	163.09	172.43	157.88	153.34	151.52	158.93	157.26	152.30	141.59	127.72
Total (boe/d)	56,780	58,774	64,986	69,895	64,222	64,276	63,429	65,921	65,013	64,359	60,376	44,601

International
Crude oil and condensate (bbls/d)	14,560	14,096	14,943	13,471	14,994	15,702	16,838	17,636	18,275	16,516	17,214	16,910
Natural gas (mmcf/d)	89.62	89.86	93.25	101.99	107.63	107.38	101.83	116.67	120.70	124.48	111.79	114.68
Total (boe/d)	29,495	29,073	30,484	30,472	32,932	33,598	33,811	37,081	38,391	37,262	35,846	36,023

Consolidated
Crude oil and condensate (bbls/d)	39,204	40,555	43,240	45,041	44,881	46,261	47,242	48,964	49,182	47,678	47,151	34,574
NGLs (bbls/d)	8,074	8,627	9,509	9,588	8,022	8,160	7,772	8,107	7,897	7,815	6,839	5,651
Natural gas (mmcf/d)	233.98	232.00	256.34	274.42	265.51	260.72	253.36	275.60	277.96	276.77	253.38	242.40
Total (boe/d)	86,276	87,848	95,471	100,366	97,154	97,875	97,239	103,003	103,404	101,621	96,222	80,625
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

Sales volumes

	Q1/21	Q4/20	Q3/20	Q2/20	Q1/20	Q4/19	Q3/19	Q2/19	Q1/19	Q4/18	Q3/18	Q2/18
North America
Crude oil and condensate (bbls/d)	24,645	26,459	28,297	31,569	29,888	30,560	30,404	31,327	30,906	31,162	29,938	17,664
NGLs (bbls/d)	8,074	8,628	9,508	9,588	8,022	8,161	7,772	8,106	7,897	7,814	6,840	5,651
Natural gas (mmcf/d)	144.36	142.13	163.09	172.43	157.88	153.34	151.52	158.93	157.26	152.30	141.59	127.72
Total (boe/d)	56,780	58,774	64,986	69,895	64,222	64,276	63,429	65,921	65,013	64,359	60,376	44,601

International
Crude oil and condensate (bbls/d)	11,421	15,359	15,689	12,202	17,090	13,864	18,575	16,009	20,163	16,458	16,559	16,991
Natural gas (mmcf/d)	89.62	89.86	93.25	101.99	107.63	107.38	101.83	116.67	120.70	124.48	111.02	114.68
Total (boe/d)	26,357	30,336	31,229	29,201	35,028	31,760	35,547	35,454	40,279	37,204	35,062	36,104

Consolidated
Crude oil and condensate (bbls/d)	36,066	41,818	43,985	43,771	46,977	44,423	48,979	47,337	51,068	47,620	46,368	34,655
NGLs (bbls/d)	8,074	8,627	9,509	9,588	8,022	8,160	7,772	8,107	7,897	7,815	6,839	5,651
Natural gas (mmcf/d)	233.98	232.00	256.34	274.42	265.51	260.72	253.36	275.60	277.96	276.77	253.38	242.40
Total (boe/d)	83,138	89,111	96,217	99,096	99,250	96,037	98,976	101,377	105,291	101,563	95,437	80,706

Vermilion Energy Inc. ■ Page 34 ■ 2021 First Quarter Report

Financial results

	Q1/21	Q4/20	Q3/20	Q2/20	Q1/20	Q4/19	Q3/19	Q2/19	Q1/19	Q4/18	Q3/18	Q2/18
North America
Crude oil and condensate sales ($/bbl)	66.31	51.06	49.79	28.94	50.25	66.31	66.67	72.40	65.95	54.90	80.22	79.66
NGL sales ($/bbl)	29.39	19.20	15.04	8.94	8.92	14.63	6.14	11.25	22.49	25.70	27.97	26.06
Natural gas sales ($/mcf)	3.98	2.77	2.02	1.60	1.92	2.29	1.18	1.15	2.52	1.79	1.46	1.09
Sales ($/boe)	43.08	32.51	28.94	18.24	29.22	38.86	35.52	38.56	40.17	33.94	46.37	37.98
Royalties ($/boe)	(5.49)	(3.64)	(3.58)	(1.67)	(3.54)	(4.98)	(4.93)	(4.22)	(5.00)	(5.01)	(6.71)	(4.17)
Transportation ($/boe)	(2.05)	(1.92)	(1.74)	(1.72)	(1.91)	(1.76)	(1.78)	(1.63)	(1.83)	(1.88)	(1.63)	(1.28)
Operating ($/boe)	(11.21)	(10.94)	(7.82)	(9.60)	(11.93)	(11.15)	(10.67)	(10.66)	(11.46)	(10.96)	(10.48)	(8.90)
General and administration ($/boe)	(1.34)	(1.94)	(0.78)	(1.52)	(0.84)	(0.97)	(0.60)	(1.04)	(0.83)	(0.28)	(0.36)	(1.43)
Corporate income taxes ($/boe)	(0.04)	0.04	(0.02)	(0.02)	(0.04)	(0.11)	0.09	(0.02)	(0.03)	0.10	(0.16)	(0.23)
Fund flows netback ($/boe)	22.94	14.12	14.99	3.72	10.96	19.89	17.63	20.99	21.03	15.91	27.04	21.97

Fund flows from operations	117,227	76,375	89,635	23,639	64,048	117,623	102,867	125,893	123,071	94,200	150,202	89,177
Capital expenditures	(59,113)	(33,781)	(9,575)	(23,979)	(197,926)	(69,775)	(91,027)	(42,047)	(148,091)	(93,092)	(101,223)	(39,396)
Free cash flow	58,114	42,594	80,060	(340)	(133,878)	47,848	11,840	83,846	(25,020)	1,108	48,979	49,781

International
Crude oil and condensate sales ($/bbl)	81.40	62.65	58.19	50.27	73.35	82.14	84.55	93.28	84.95	87.56	95.32	95.65
Natural gas sales ($/mcf)	7.98	6.27	2.91	2.28	4.44	5.49	4.29	5.73	8.46	10.78	10.34	8.86
Sales ($/boe)	62.39	50.30	37.94	28.98	49.42	54.42	56.46	60.98	67.87	74.80	77.76	73.16
Royalties ($/boe)	(3.53)	(3.02)	(3.32)	(2.16)	(3.27)	(3.85)	(3.89)	(3.97)	(3.89)	(4.16)	(5.13)	(4.44)
Transportation ($/boe)	(2.76)	(2.40)	(2.28)	(2.04)	(1.94)	(1.77)	(2.76)	(3.40)	(1.66)	(1.70)	(1.45)	(1.78)
Operating ($/boe)	(16.42)	(16.99)	(15.18)	(14.35)	(16.13)	(15.28)	(13.13)	(11.76)	(15.28)	(13.89)	(12.26)	(13.03)
General and administration ($/boe)	(2.06)	(2.92)	(2.53)	(2.72)	(2.63)	(3.70)	(3.10)	(2.93)	(2.27)	(3.27)	(3.49)	(2.55)
Corporate income taxes ($/boe)	0.66	2.25	0.04	(0.02)	(0.11)	2.22	(1.55)	(3.63)	(4.30)	(2.49)	(2.65)	(3.57)
PRRT ($/boe)	(0.60)	(1.45)	(1.27)	(1.21)	(2.90)	(0.50)	(1.78)	(2.56)	(2.87)	0.71	0.08	(0.81)
Fund flows netback ($/boe)	37.69	25.77	13.40	6.47	22.44	31.54	30.26	32.73	37.60	49.99	52.88	46.97

Fund flows from operations	89,403	71,934	38,498	17,193	71,526	92,160	98,955	105,600	136,298	171,119	170,563	154,319
Capital expenditures	(24,250)	(26,113)	(21,755)	(18,295)	(35,778)	(30,850)	(36,852)	(50,560)	(53,962)	(70,488)	(44,962)	(40,588)
Free cash flow	65,153	45,821	16,743	(1,102)	35,748	61,310	62,103	55,040	82,336	100,631	125,601	113,731

	Q1/21	Q4/20	Q3/20	Q2/20	Q1/20	Q4/19	Q3/19	Q2/19	Q1/19	Q4/18	Q3/18	Q2/18
Consolidated
Crude oil and condensate sales ($/bbl)	71.09	55.31	52.79	34.89	58.66	71.25	73.45	79.46	73.45	66.19	85.84	87.50
NGL sales ($/bbl)	29.39	19.20	15.04	8.94	8.92	14.63	6.14	11.25	22.49	25.69	27.97	26.06
Natural gas sales ($/mcf)	5.51	4.13	2.34	1.85	2.94	3.61	2.43	3.09	5.10	5.83	5.35	4.77
Sales ($/boe)	49.20	38.57	31.86	21.40	36.35	44.01	43.04	46.40	50.77	48.90	57.90	53.72
Royalties ($/boe)	(4.87)	(3.43)	(3.50)	(1.81)	(3.45)	(4.60)	(4.56)	(4.13)	(4.58)	(4.70)	(6.13)	(4.29)
Transportation ($/boe)	(2.27)	(2.08)	(1.92)	(1.81)	(1.92)	(1.76)	(2.13)	(2.25)	(1.76)	(1.81)	(1.56)	(1.50)
Operating ($/boe)	(12.86)	(13.00)	(10.21)	(11.00)	(13.41)	(12.52)	(11.55)	(11.04)	(12.92)	(12.04)	(11.13)	(10.75)
General and administration ($/boe)	(1.57)	(2.27)	(1.35)	(1.88)	(1.47)	(1.88)	(1.50)	(1.70)	(1.38)	(1.37)	(1.51)	(1.93)
Corporate income taxes ($/boe)	0.18	0.80	—	(0.02)	(0.06)	0.66	(0.50)	(1.28)	(1.66)	(0.85)	(1.07)	(1.73)
PRRT ($/boe)	(0.19)	(0.49)	(0.41)	(0.36)	(1.02)	(0.16)	(0.64)	(0.90)	(1.10)	0.26	0.03	(0.36)
Interest ($/boe)	(2.57)	(2.42)	(1.97)	(1.98)	(2.21)	(2.17)	(2.16)	(2.34)	(2.21)	(2.23)	(2.25)	(2.26)
Realized derivatives ($/boe)	(3.43)	0.10	0.47	6.07	5.47	2.57	4.06	1.54	1.09	(3.03)	(4.26)	(3.79)
Realized foreign exchange ($/boe)	(0.69)	0.16	(0.31)	0.44	0.94	0.23	(0.37)	(0.17)	(0.22)	0.63	(0.35)	(0.56)
Realized other ($/boe)	0.73	0.56	0.29	0.03	(0.37)	0.03	0.04	0.02	0.73	0.03	0.02	0.03
Fund flows netback ($/boe)	21.66	16.49	12.97	9.08	18.85	24.40	23.74	24.14	26.76	23.80	29.69	26.58

Fund flows from operations	162,051	135,212	114,776	81,852	170,225	215,592	216,153	222,738	253,572	222,342	260,705	195,190
Capital expenditures	(83,363)	(59,894)	(31,330)	(42,274)	(233,704)	(100,625)	(127,879)	(92,607)	(202,053)	(163,580)	(146,185)	(79,984)
Free cash flow	78,688	75,318	83,446	39,578	(63,479)	114,967	88,274	130,131	51,519	58,762	114,520	115,206

Vermilion Energy Inc. ■ Page 35 ■ 2021 First Quarter Report

Non-GAAP Financial Measures

This MD&A includes references to certain financial measures which do not have standardized meanings and may not be comparable to similar measures presented by other issuers. These financial measures include fund flows from operations, a measure of profit or loss in accordance with IFRS 8 “Operating Segments” (please see Segmented Information in the Notes to the Condensed Consolidated Interim Financial Statements) and net debt, a measure of capital in accordance with IAS 1 “Presentation of Financial Statements” (please see Capital Disclosures in the Notes to the Condensed Consolidated Interim Financial Statements).

In addition, this MD&A includes financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. These non-GAAP financial measures include:

Acquisitions: The sum of acquisitions from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed plus or net of acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity.

Capital expenditures: The sum of drilling and development and exploration and evaluation from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

Cash dividends per share: Represents cash dividends declared per share and is a useful measure of the dividends a common shareholder was entitled to during the period.

Covenants: The financial covenants on our revolving credit facility contain non-GAAP measures. The definitions for these financial covenants are included in Financial Position Review.

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the VIP, based on current estimates of future performance factors and forfeiture rates.

Free cash flow: Represents fund flows from operations in excess of capital expenditures. We use free cash flow to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures. We also assess free cash flow as a percentage of fund flows from operations, which is a measure of the percentage of fund flows from operations that is retained for incremental investing and financing activities.

Fund flows from operations per basic and diluted share: Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations by the basic weighted average shares outstanding as defined under IFRS. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method.

Net dividends: We define net dividends as dividends declared less proceeds received for the issuance of shares pursuant to the Dividend Reinvestment Plan. Management monitors net dividends and net dividends as a percentage of fund flows from operations to assess our ability to pay dividends.

Operating netback: Sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. In contrast, fund flows from operations netback also includes general and administration expense, corporate income taxes, and interest. Fund flows from operations netback is used by management to assess the profitability of our business units and Vermilion as a whole.

Payout: We define payout as net dividends plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. Management uses payout and payout as a percentage of fund flows from operations (also referred to as the payout or sustainability ratio) to assess the amount of cash distributed back to shareholders and re-invested in the business for maintaining production and organic growth.

Return on capital employed (ROCE): ROCE is a measure that we use to analyze our profitability and the efficiency of our capital allocation process. ROCE is calculated by dividing net earnings before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

Vermilion Energy Inc. ■ Page 36 ■ 2021 First Quarter Report

The following tables reconcile net dividends, payout, and diluted shares outstanding from their most directly comparable GAAP measures as presented in our financial statements:

($M)	Q1 2021	Q1 2020
Dividends declared	—	90,067
Shares issued for the Dividend Reinvestment Plan	—	(7,645)
Net dividends	—	82,422
Drilling and development	79,512	227,433
Exploration and evaluation	3,851	6,271
Asset retirement obligations settled	7,023	3,732
Payout	90,386	319,858
% of fund flows from operations	56%	188%

('000s of shares)	Q1 2021	Q1 2020
Shares outstanding	159,349	157,020
Potential shares issuable pursuant to the VIP	6,669	3,405
Diluted shares outstanding	166,018	160,425

The following tables reconciles the calculation of return on capital employed:

	Twelve Months Ended
($M)	Mar 31, 2021	Mar 31, 2020
Net earnings (loss)	301,041	(1,325,252)
Taxes	59,037	(180,479)
Interest expense	74,330	80,380
EBIT	434,408	(1,425,351)
Average capital employed	4,103,659	4,816,006
Return on capital employed	11%	(30)%

Vermilion Energy Inc. ■ Page 37 ■ 2021 First Quarter Report

Consolidated Interim Financial Statements

Consolidated Balance Sheet

thousands of Canadian dollars, unaudited

	Note	March 31, 2021	December 31, 2020
Assets
Current
Cash and cash equivalents		3,603	6,904
Accounts receivable		240,527	196,077
Crude oil inventory		24,598	13,402
Derivative instruments		9,266	16,924
Prepaid expenses		22,050	27,686
Total current assets		300,044	260,993

Derivative instruments		397	2,451
Deferred taxes		354,447	484,497
Exploration and evaluation assets		247,025	254,094
Capital assets	3	3,824,631	3,107,104
Total assets		4,726,544	4,109,139

Liabilities
Current
Accounts payable and accrued liabilities		311,988	297,670
Derivative instruments		66,320	130,919
Income taxes payable		6,945	4,539
Total current liabilities		385,253	433,128

Derivative instruments		57,672	8,228
Long-term debt	6	1,911,466	1,933,848
Lease obligations		72,688	76,524
Asset retirement obligations	4	596,245	467,737
Deferred taxes		292,617	264,272
Total liabilities		3,315,941	3,183,737

Shareholders' Equity
Shareholders' capital	7	4,186,875	4,181,160
Contributed surplus		77,075	66,250
Accumulated other comprehensive income		46,683	77,986
Deficit		(2,900,030)	(3,399,994)
Total shareholders' equity		1,410,603	925,402
Total liabilities and shareholders' equity		4,726,544	4,109,139

Approved by the Board

(Signed "Robert Michaleski”)	(Signed “Lorenzo Donadeo”)

Robert Michaleski, Director	Lorenzo Donadeo, Director

Vermilion Energy Inc. ■ Page 38 ■ 2021 First Quarter Report

Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss)

thousands of Canadian dollars, except share and per share amounts, unaudited

		Three Months Ended
	Note	Mar 31, 2021	Mar 31, 2020
Revenue
Petroleum and natural gas sales		368,137	328,314
Royalties		(36,446)	(31,125)
Sales of purchased commodities		43,764	56,108
Petroleum and natural gas revenue		375,455	353,297

Expenses
Purchased commodities		43,764	56,108
Operating		96,241	121,138
Transportation		17,021	17,330
Equity based compensation		16,540	12,997
Loss (gain) on derivative instruments		20,191	(58,735)
Interest expense		19,235	19,982
General and administration		11,730	13,317
Foreign exchange loss		31,091	1,459
Other (income) expense		(5,273)	3,518
Accretion	4	10,507	9,738
Depletion and depreciation	3	106,013	157,807
Impairment (reversal) expense	3	(662,866)	1,564,854
		(295,806)	1,919,513
Earnings (loss) before income taxes		671,261	(1,566,216)

Income tax expense (recovery)
Deferred	3	171,228	(257,542)
Current		69	9,830
		171,297	(247,712)

Net earnings (loss)		499,964	(1,318,504)

Other comprehensive income (loss)
Currency translation adjustments		(32,936)	89,411
Unrealized gain (loss) on hedges		1,633	(2,443)
Comprehensive income (loss)		468,661	(1,231,536)

Net earnings (loss) per share
Basic		3.15	(8.42)
Diluted		3.10	(8.42)

Weighted average shares outstanding ('000s)
Basic		158,892	156,562
Diluted		161,397	156,562

Vermilion Energy Inc. ■ Page 39 ■ 2021 First Quarter Report

Consolidated Statements of Cash Flows

thousands of Canadian dollars, unaudited

		Three Months Ended
	Note	Mar 31, 2021	Mar 31, 2020
Operating
Net earnings (loss)		499,964	(1,318,504)
Adjustments:
Accretion	4	10,507	9,738
Depletion and depreciation	3	106,013	157,807
Impairment (reversal) expense	3	(662,866)	1,564,854
Unrealized gain on derivative instruments		(5,442)	(9,316)
Equity based compensation		16,540	12,997
Unrealized foreign exchange loss		25,910	9,982
Unrealized other expense		197	209
Deferred taxes		171,228	(257,542)
Asset retirement obligations settled	4	(7,023)	(3,732)
Changes in non-cash operating working capital		(35,881)	111,946
Cash flows from operating activities		119,147	278,439

Investing
Drilling and development	3	(79,512)	(227,433)
Exploration and evaluation		(3,851)	(6,271)
Acquisitions	3	(393)	(11,337)
Changes in non-cash investing working capital		9,097	58,038
Cash flows used in investing activities		(74,659)	(187,003)

Financing
(Repayments) borrowings on the revolving credit facility	6	(41,454)	3,113
Payments on lease obligations		(5,752)	(7,226)
Cash dividends		—	(100,312)
Cash flows used in financing activities		(47,206)	(104,425)
Foreign exchange (loss) gain on cash held in foreign currencies		(583)	596

Net change in cash and cash equivalents		(3,301)	(12,393)
Cash and cash equivalents, beginning of period		6,904	29,028
Cash and cash equivalents, end of period		3,603	16,635

Supplementary information for cash flows from operating activities
Interest paid		23,937	19,680
Income taxes (refunded) paid		(2,337)	9,947

Vermilion Energy Inc. ■ Page 40 ■ 2021 First Quarter Report

Consolidated Statements of Changes in Shareholders' Equity

thousands of Canadian dollars, unaudited

		Three Months Ended
	Note	Mar 31, 2021	Mar 31, 2020
Shareholders' capital	7
Balance, beginning of period		4,181,160	4,119,031
Shares issued for the Dividend Reinvestment Plan		—	7,645
Equity based compensation		5,715	2,117
Balance, end of period		4,186,875	4,128,793
Contributed surplus	7
Balance, beginning of period		66,250	75,735
Equity based compensation		10,825	10,880
Balance, end of period		77,075	86,615
Accumulated other comprehensive income
Balance, beginning of period		77,986	49,578
Currency translation adjustments		(32,936)	76,973
Hedge accounting reserve		1,633	9,995
Balance, end of period		46,683	136,546
Deficit
Balance, beginning of period		(3,399,994)	(1,791,039)
Net earnings (loss)		499,964	(1,318,504)
Dividends declared		—	(90,067)
Balance, end of period		(2,900,030)	(3,199,610)

Total shareholders' equity		1,410,603	1,152,344

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus

Represents the recognized value of unvested equity based awards that will be settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments and hedge accounting reserve.

Currency translation adjustments result from translating the balance sheets of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net earnings if there is a disposal or partial disposal of a subsidiary.

The hedge accounting reserve represents the effective portion of the change in fair value related to cash flow and net investment hedges recognized in other comprehensive income, net of tax and reclassified to the consolidated statement of net earnings in the same period in which the transaction associated with the hedged item occurs. For the three months ended March 31, 2021, accumulated losses of $1.2 million and $0.4 million were recognized on the cash flow hedges and net investment hedges, respectively, and will be recognized in net earnings through 2025 when the senior unsecured notes mature.

Deficit

Represents the cumulative net earnings less distributed earnings of Vermilion Energy Inc.

Vermilion Energy Inc. ■ Page 41 ■ 2021 First Quarter Report

Notes to the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2021 and 2020 tabular amounts in thousands of Canadian dollars, except share and per share amounts, unaudited

1. Basis of presentation

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition, and production.

These condensed consolidated interim financial statements are in compliance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as Vermilion’s consolidated financial statements for the year ended December 31, 2020.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion’s consolidated financial statements for the year ended December 31, 2020, which are contained within Vermilion’s Annual Report for the year ended December 31, 2020 and are available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on

April 28, 2021.

Vermilion Energy Inc. ■ Page 42 ■ 2021 First Quarter Report

2. Segmented information

	Three Months Ended March 31, 2021
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Total assets	2,227,573	381,672	693,791	163,901	205,049	244,047	207,711	602,800	4,726,544
Drilling and development	54,321	4,792	6,874	4,133	2,300	66	6,839	187	79,512
Exploration and evaluation	—	—	5	—	199	—	—	3,647	3,851

Crude oil and condensate sales	132,502	14,574	51,529	328	4,435	—	27,382	—	230,750
NGL sales	18,076	3,278	—	—	—	—	—	—	21,354
Natural gas sales	45,230	6,474	—	28,223	8,660	27,068	—	378	116,033
Sales of purchased commodities	—	—	—	—	—	—	—	43,764	43,764
Royalties	(21,774)	(6,306)	(7,236)	(97)	(955)	—	—	(78)	(36,446)
Revenue from external customers	174,034	18,020	44,293	28,454	12,140	27,068	27,382	44,064	375,455
Purchased commodities	—	—	—	—	—	—	—	(43,764)	(43,764)
Transportation	(10,236)	(248)	(4,405)	—	(1,021)	(1,111)	—	—	(17,021)
Operating	(53,166)	(4,115)	(11,791)	(7,411)	(6,302)	(3,657)	(9,738)	(61)	(96,241)
General and administration	(4,459)	(898)	(2,414)	(267)	(1,122)	712	(725)	(2,557)	(11,730)
PRRT	—	—	—	—	—	—	(1,414)	—	(1,414)
Corporate income taxes	—	—	—	—	—	—	1,559	(214)	1,345
Interest expense	—	—	—	—	—	—	—	(19,235)	(19,235)
Realized loss on derivative instruments	—	—	—	—	—	—	—	(25,633)	(25,633)
Realized foreign exchange loss	—	—	—	—	—	—	—	(5,181)	(5,181)
Realized other income	—	—	—	—	—	—	—	5,470	5,470
Fund flows from operations	106,173	12,759	25,683	20,776	3,695	23,012	17,064	(47,111)	162,051

	Three Months Ended March 31, 2020
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Total assets	1,845,551	352,581	747,992	113,749	191,308	300,188	104,963	716,010	4,372,342
Drilling and development	152,577	45,349	11,232	(1,036)	7,290	(20)	12,002	39	227,433
Exploration and evaluation	—	—	25	3,533	499	—	—	2,214	6,271

Crude oil and condensate sales	124,469	12,200	56,789	511	4,755	28	51,995	—	250,747
NGL sales	4,408	2,107	—	—	—	—	—	—	6,515
Natural gas sales	26,086	1,521	—	19,092	5,714	17,560	—	1,079	71,052
Sales of purchased commodities	—	—	—	—	—	—	—	56,108	56,108
Royalties	(16,685)	(4,016)	(9,040)	(143)	(942)	—	—	(299)	(31,125)
Revenue from external customers	138,278	11,812	47,749	19,460	9,527	17,588	51,995	56,888	353,297
Purchased commodities	—	—	—	—	—	—	—	(56,108)	(56,108)
Transportation	(11,138)	—	(3,725)	—	(1,322)	(1,145)	—	—	(17,330)
Operating	(64,185)	(5,549)	(15,899)	(8,915)	(4,915)	(4,212)	(17,373)	(90)	(121,138)
General and administration	(2,843)	(1,970)	(3,448)	(555)	(1,741)	(390)	(875)	(1,495)	(13,317)
PRRT	—	—	—	—	—	—	(9,256)	—	(9,256)
Corporate income taxes	—	—	—	—	—	—	(341)	(233)	(574)
Interest expense	—	—	—	—	—	—	—	(19,982)	(19,982)
Realized gain on derivative instruments	—	—	—	—	—	—	—	49,419	49,419
Realized foreign exchange gain	—	—	—	—	—	—	—	8,523	8,523
Realized other expense	—	—	—	—	—	—	—	(3,309)	(3,309)
Fund flows from operations	60,112	4,293	24,677	9,990	1,549	11,841	24,150	33,613	170,225

Vermilion Energy Inc. ■ Page 43 ■ 2021 First Quarter Report

Reconciliation of fund flows from operations to net earnings (loss):

	Three Months Ended
	Mar 31, 2021	Mar 31, 2020
Fund flows from operations	162,051	170,225
Equity based compensation	(16,540)	(12,997)
Unrealized gain on derivative instruments	5,442	9,316
Unrealized foreign exchange loss	(25,910)	(9,982)
Accretion	(10,507)	(9,738)
Depletion and depreciation	(106,013)	(157,807)
Deferred tax (expense) recovery	(171,228)	257,542
Impairment reversal (expense)	662,866	(1,564,854)
Unrealized other expense	(197)	(209)
Net earnings (loss)	499,964	(1,318,504)

3. Capital assets

The following table reconciles the change in Vermilion's capital assets:

2021
Balance at January 1	3,107,104
Acquisitions	393
Additions	79,512
Increase in right-of-use assets	2,472
Impairment reversal	662,866
Depletion and depreciation	(105,852)
Changes in asset retirement obligations	141,741
Foreign exchange	(63,605)
Balance at March 31	3,824,631

In the first quarter of 2021, indicators of impairment reversal were present in our Australia, Alberta, Saskatchewan, and United States cash generating units ("CGU") due to an increase and stabilization in forecast oil prices. As a result of the indicators of impairment reversal, the Company performed impairment reversal calculations on the identified CGUs and the recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 12.0%. Based on the results of the impairment reversal calculations completed, recoverable amounts were determined to be greater than the carrying values of the CGUs tested and $492.2 million (net of $170.7 million deferred income tax expense) of impairment reversal was recorded. Inputs used in the measurement of capital assets are not based on observable market data and fall within level 3 of the fair value hierarchy.

The following benchmark price forecasts were used to calculate the recoverable amounts:

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030(2)
Brent Crude ($ US/bbl) (1)	64.50	62.08	61.69	62.84	64.02	65.22	66.45	67.70	68.97	70.35
WTI Crude ($ US/bbl) (1)	62.00	58.58	57.69	58.84	60.02	61.22	62.45	63.70	64.97	66.27
Exchange rate (CAD/USD)	0.80	0.79	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78

(1) The forecast benchmark prices listed are adjusted for quality differentials, heat content, transportation and marketing costs and other factors specific to the Company’s operations when determining recoverable amounts.

(2) In 2031 and beyond, commodity price forecasts are inflated at a rate of 2.0% per annum. In 2031 and beyond there is no escalation of exchange rates.

The following are the results of tests completed, recoverable amounts, and sensitivity impacts which would decrease impairment reversals taken:

Operating Segment	CGU	Impairment Reversal	Recoverable Amount	1% increase in discount rate	5% decrease in pricing
Australia	Australia	82,016	189,749	6,921	19,756
Canada	Alberta	232,724	859,706	46,223	81,212
Canada	Saskatchewan	290,241	1,206,343	69,104	143,281
United States	United States	57,885	364,242	24,180	41,345
Total		662,866	2,620,040	146,428	285,594

Vermilion Energy Inc. ■ Page 44 ■ 2021 First Quarter Report

4. Asset retirement obligations

The following table reconciles the change in Vermilion’s asset retirement obligations:

2021
Balance at January 1	467,737
Additional obligations recognized	180
Changes in estimated abandonment timing and costs	726
Obligations settled	(7,023)
Accretion	10,507
Changes in discount rates	140,846
Foreign exchange	(16,728)
Balance at March 31	596,245

Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 6.8% (as at December 31, 2020 - 9.5%) added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined as the yield to maturity on its senior unsecured notes as at the reporting period.

The country specific risk-free rates used as inputs to discount the obligations were as follows:

	Mar 31, 2021	Dec 31, 2020
Canada	1.9%	1.2%
United States	2.3%	1.6%
France	0.6%	0.3%
Netherlands	(0.5)%	(0.6)%
Germany	0.2%	(0.2)%
Ireland	0.3%	(0.1)%
Australia	2.0%	1.3%

5. Capital disclosures

Vermilion defines capital as net debt (long-term debt plus net working capital) and shareholders’ capital. In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, and asset retirement obligations.

The following table calculates Vermilion’s ratio of net debt to four quarter trailing fund flows from operations:

	Mar 31, 2021	Dec 31, 2020
Long-term debt	1,911,466	1,933,848
Current liabilities	385,253	433,128
Current assets	(300,044)	(260,993)
Net debt	1,996,675	2,105,983

Ratio of net debt to four quarter trailing fund flows from operations	4.04	4.19

6. Long-term debt

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
	Mar 31, 2021	Dec 31, 2020
Revolving credit facility	1,537,158	1,555,215
Senior unsecured notes	374,308	378,633
Long-term debt	1,911,466	1,933,848

The fair value of the revolving credit facility is equal to its carrying value due to the use of short-term borrowing instruments at market rates of interest. The fair value of the senior unsecured notes as at March 31, 2021 was $358.9 million.

Vermilion Energy Inc. ■ Page 45 ■ 2021 First Quarter Report

The following table reconciles the change in Vermilion’s long-term debt:

2021
Balance at January 1	1,933,848
(Repayments) borrowings on the revolving credit facility	(41,454)
Amortization of transaction costs	197
Foreign exchange	18,875
Balance at March 31	1,911,466

Revolving credit facility

In Q1 2020, we negotiated an extension to our $2.1 billion revolving credit facility to extend the maturity to May 31, 2024.

As at March 31, 2021, Vermilion had in place a bank revolving credit facility maturing May 31, 2024 with the following terms:

	As at
	Mar 31, 2021	Dec 31, 2020
Total facility amount	2,100,000	2,100,000
Amount drawn	(1,537,158)	(1,555,215)
Letters of credit outstanding	(23,013)	(23,210)
Unutilized capacity	539,829	521,575

The facility can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.

The facility bears interest at a rate applicable to demand loans plus applicable margins.

As at March 31, 2021, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Mar 31, 2021	Dec 31, 2020
Consolidated total debt to consolidated EBITDA	Less than 4.0	3.51	3.48
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	2.84	2.82
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	7.93	8.12

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by the revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on the balance sheet.
•	Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Consolidated total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

In addition, our revolving credit facility has provisions relating to our liability management ratings in Alberta and Saskatchewan whereby if our security adjusted liability management ratings fall below specified limits in a province, a portion of the asset retirement obligations are included in the definitions of consolidated total debt and consolidated total senior debt. An event of default occurs if our security adjusted liability management ratings breach additional lower limits for a period greater than 90 days. As of March 31, 2021, Vermilion's liability management ratings were higher than the specified levels, and as such, no amounts relating to asset retirement obligations were included in the calculation of consolidated total debt and consolidated total senior debt.

As at March 31, 2021 and December 31, 2020, Vermilion was in compliance with the above covenants.

Vermilion Energy Inc. ■ Page 46 ■ 2021 First Quarter Report

Senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15. The notes mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table plus any accrued and unpaid interest, if redeemed during the twelve-month period beginning on March 15 of each of the years indicated below:

Year	Redemption price
2021	102.813%
2022	101.406%
2023 and thereafter	100.000%

7. Shareholders' capital

The following table reconciles the change in Vermilion’s shareholders’ capital:

	2021
Shareholders’ Capital	Shares ('000s)	Amount
Balance at January 1	158,724	4,181,160
Shares issued for equity based compensation	625	5,715
Balance at March 31	159,349	4,186,875

8. Financial instruments

The following table summarizes the increase (positive values) or decrease (negative values) to net earnings before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Mar 31, 2021
Currency risk - Euro to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the Euro	(902)
$0.01 decrease in strength of the Canadian dollar against the Euro	902

Currency risk - US dollar to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the US $	2,875
$0.01 decrease in strength of the Canadian dollar against the US $	(2,875)

Commodity price risk - Crude oil
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(10,437)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	9,686

Commodity price risk - European natural gas
€0.5/GJ increase in European natural gas price used to determine the fair value of derivatives	(17,229)
€0.5/GJ decrease in European natural gas price used to determine the fair value of derivatives	17,057

Share price risk - Equity swaps
$1.00 increase from initial share price of the equity swap	3,750
$1.00 decrease from initial share price of the equity swap	(3,750)

Vermilion Energy Inc. ■ Page 47 ■ 2021 First Quarter Report

DIRECTORS

Lorenzo Donadeo [1]

Calgary, Alberta

Larry J. Macdonald [2,4,6,8]

Calgary, Alberta

Carin Knickel [5,8,12]

Golden, Colorado

Stephen P. Larke [4,6,12]

Calgary, Alberta

Loren M. Leiker [10,13]

McKinney, Texas

Timothy R. Marchant [7,10,11]

Calgary, Alberta

Robert Michaleski [3,6]

Calgary, Alberta

William Roby [8,9,12]

Katy, Texas

Catherine L. Williams [4,6]

Calgary, Alberta

[1] Executive Chairman

[2] Lead Director (Independent)

[3] Audit Committee Chair (Independent)

[4] Audit Committee Member

[5] Governance and Human Resources Committee Chair __(Independent)

[6] Governance and Human Resources Committee Member

[7] Health, Safety and Environment Committee Chair __(Independent)

[8] Health, Safety and Environment Committee Member

[9] Independent Reserves Committee Chair (Independent)

[10] Independent Reserves Committee Member

[11] Sustainability Committee Chair (Independent)

[12] Sustainability Committee Member

[13] New Venture Working Team Chair (Independent)

OFFICERS / CORPORATE SECRETARY

Lorenzo Donadeo *

Executive Chairman

Curtis Hicks *

President

Lars Glemser *

Vice President & Chief Financial Officer

Dion Hatcher *

Vice President North America

Terry Hergott

Vice President Marketing

Darcy Kerwin *

Vice President International & HSE

Kyle Preston

Vice President Investor Relations

Jenson Tan *

Vice President Business Development

Gerard Schut *

Vice President European Operations

Robert (Bob) J. Engbloom

Corporate Secretary

* Executive Committee

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Bank of Montreal

Canadian Imperial Bank of Commerce

Export Development Canada

National Bank of Canada

Royal Bank of Canada

The Bank of Nova Scotia

Wells Fargo Bank N.A., Canadian Branch

Bank of America N.A., Canada Branch

Citibank N.A., Canadian Branch - Citibank Canada

JPMorgan Chase Bank, N.A., Toronto Branch

La Caisse Centrale Desjardins du Québec

Alberta Treasury Branches

Canadian Western Bank

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Odyssey Trust Company

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Kyle Preston

Vice President Investor Relations

403-476-8431 TEL

403-476-8100 FAX

1-866-895-8101 IR TOLL FREE

investor_relations@vermilionenergy.com

Vermilion Energy Inc. ■ Page 48 ■ 2021 First Quarter Report

EXCELLENCE

We aim for exceptional results in everything we do.

TRUST

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

RESPECT

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

RESPONSIBILITY

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.

VERMILION
E N E R G Y

Vermilion Energy Inc.
3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3

Telephone: 1.403.269.4884
Facsimile: 1.403.476.8100
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com

vermilionenergy.com